Exhibit 10.1

PARTNERSHIP INTEREST

PURCHASE AGREEMENT

dated as of

AUGUST 2, 2005

by and between

DYNEGY INC.,

DYNEGY HOLDINGS INC.,

DYNEGY MIDSTREAM HOLDINGS, INC.,

and

DYNEGY MIDSTREAM G.P., INC.

AS SELLERS

and

TARGA RESOURCES, INC.,

TARGA RESOURCES PARTNERS OLP LP,

and

TARGA MIDSTREAM GP, LLC

AS BUYERS

Purchase Agreement

-i-	Purchase Agreement

-ii-	Purchase Agreement

TABLE OF CONTENTS

(continued)

-iii-	Purchase Agreement

Exhibits

Exhibit A	Determination of Adjusted Working Capital
Exhibit B	Determination of Cash Collateral
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Assignment of Interests
Exhibit E	Form of Confidentiality Agreement
Exhibit F	Required Information

Purchase Agreement

PARTNERSHIP INTEREST PURCHASE AGREEMENT

This Partnership Interest Purchase Agreement is entered into as of August 2, 2005 by and among Dynegy Inc., an Illinois corporation (“Dynegy”), Dynegy Holdings Inc., a Delaware corporation (“DHI”), Dynegy Midstream Holdings, Inc., a Delaware corporation (“DMHI”), and Dynegy Midstream G.P., Inc., a Delaware corporation (“DMGP”, and together with DMHI, “Sellers”), and Targa Resources, Inc., a Delaware corporation (“Targa”), Targa Resources Partners OLP LP, a Delaware limited partnership (“OLP”), and Targa Midstream GP, LLC, a Delaware limited liability company (“TM”, and together with OLP, “Buyers”).

R E C I T A L S

WHEREAS, Sellers collectively own all of the outstanding partnership interests (the “Interests”) in Dynegy Midstream Services, Limited Partnership, a Delaware limited partnership (the “Partnership”);

WHEREAS, (i) the Partnership owns (a) all of the outstanding membership interests in each of Midstream Barge Company, L.L.C., a Delaware limited liability company (“MBC”), Dynegy Liquids G.P., L.L.C., a Delaware limited liability company (“DLGP”), Dynegy Regulated Holdings, LLC, a Delaware limited liability company (“DRH”), Dynegy Energy Pipeline Company, L.L.C., a Delaware limited liability company (“DEPC”), and Warren Petroleum Company, LLC, a Delaware limited liability company (“WPC”), (b) 63% of the outstanding membership interests in Versado Gas Processors, L.L.C., a Delaware limited liability company (“Versado”), (c) 99% of the outstanding membership interests in Dynegy Liquids Marketing and Trade, a Delaware general partnership (“DLMT”), (d) 88% of the outstanding membership interests in Downstream Energy Ventures Co., L.L.C., a Delaware limited liability company (“DEVCO”), (e) 86.24% of the outstanding membership interests in Cedar Bayou Fractionators, LP, a Delaware limited partnership (“CBF”), and (f) all of the outstanding capital stock of NCLB Liquids Inc., a British Columbia corporation (“NCLB”); (ii) DLGP owns the remaining 1% of the outstanding membership interests in DLMT; (iii) DEVCO owns an additional 2% of the outstanding membership interests in CBF; and (iv) DRH owns all of the outstanding membership interests in each of Dynegy NGL Pipeline Company, LLC, a Delaware limited liability company (“DNPC”), Dynegy Intrastate Pipeline, LLC, a Delaware limited liability company (“DIP”), and Dynegy OPI, LLC, a Delaware limited liability company (“DOPI”) (the Partnership, together with MBC, DLGP, DRH, DEPC, WPC, Versado, DLMT, DEVCO, CBF, NCLB, DNPC, DIP and DOPI are referred to herein collectively as the “DMS Entities,” and each is individually referred to herein as a “DMS Entity”);

WHEREAS, the Partnership owns (a) 22.8958% of the outstanding membership interests in Venice Energy Services Company, LLC, a Delaware limited liability company (“VESCO”), and (b) 38.75% of the outstanding partnership interests in Gulf Coast Fractionators, a Texas general partnership (“GCF”); and

WHEREAS, Sellers desire to sell, and Buyers desire to purchase, all of the outstanding partnership interests of the Partnership for the consideration and on the terms and conditions described herein.

Purchase Agreement

A G R E E M E N T

In consideration of the premises and mutual promises contained herein and other good and valuable consideration, and intending to be legally bound, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. For all purposes of this Agreement, except as otherwise expressly provided, the following definitions shall apply:

“2005 Bonus Payment Date” has the meaning set forth in Section 7.1(d).

“Abandonment Date” has the meaning set forth in Section 2.4(a)(4).

“Absentee List” has the meaning set forth in Section 7.1(l).

“Accounting Firm” means Deloitte & Touche LLP (or, if such firm shall decline or is unavailable or is not, at the time of such submission, independent of each of the Parties, another independent nationally recognized accounting firm mutually acceptable to the Parties).

“Action” means any action, complaint, petition, investigation, suit or other proceeding before any Governmental Entity.

“Additional Audit Date” means the date of delivery to Buyers by PriceWaterhouseCoopers LLP of completed and executed audit reports relating to the Additional Financial Information.

“Additional Credit Support Payment” means any payment actually made or cost actually incurred by Dynegy or its Affiliates (other than the DMS Entities) following the Closing in satisfaction of an underlying obligation of a DMS Entity pursuant to any guaranty, indemnity or keep-well agreement entered into by Dynegy or its Affiliates (other than the DMS Entities) prior to the execution of this Agreement; provided that such underlying obligation of such DMS Entity arises under any of the following (but excluding Cash Collateral and Support Letters of Credit and other pledges of cash collateral or postings of letters of credit or deliveries or maintenance of surety or performance bonds by Dynegy or its Affiliates (other than a DMS Entity)): (i) gathering, processing, treating, fractionation, storage, terminalling, transportation or purchase or sale agreements for natural gas and natural gas liquids or other agreements entered into by the DMS Entities in the ordinary course of business, (ii) Material Contracts made available to Buyers prior to the date hereof, (iii) obligations of the DMS Entities in connection with transactions specifically referenced in the Partnership Financial Statements and (iv) agreements listed on Schedule 1.1(a); and provided, further, that any such payment or cost shall constitute an Additional Credit Support Payment to the extent that, and only to the extent that, (1) a DMS Entity or the DMS Entities would have been required to make (taking into consideration applicable defenses, setoffs and offset rights) such payments or incur such costs pursuant to the underlying obligation and (2) none of Buyers or their Affiliates (including the DMS Entities) or any Representative thereof would be entitled to indemnification pursuant to Section 11.1 in respect of the underlying obligation (for purposes of this clause (2), without giving effect to any

2	Purchase Agreement

materiality, Material Adverse Effect, or similar qualifiers, except as otherwise provided in Section 11.1, and without giving effect to any limitations on indemnification set forth in Section 11.5).

“Additional Financial Information” shall have the meaning set forth in Section 6.9(a).

“Additional Information Termination Date” has the meaning set forth in Section 6.9(e).

“Additional Required Information” means all information (other than the Required Information) regarding the Partnership as may be reasonably requested by Buyers that would be customarily required for inclusion in an offering memorandum or offering circular for an offering in reliance on Rule 144A under the Securities Act of securities by the Partnership, assuming that any such offering were consummated at the same time during the Partnership’s fiscal year as the offering of debt securities contemplated by the Debt Financing Commitment Letter.

“Adjusted Base Purchase Price” has the meaning set forth in Section 2.2(b).

“Adjusted Working Capital” has the meaning set forth on Exhibit A.

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified Person. For the purposes of this definition, “control” means the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The Parties hereby agree that for any purpose under this Agreement, (a) Chevron and its Affiliates shall not be deemed to be Affiliates of Dynegy, the DMS Entities or any of their respective Affiliates and (b) the Warburg Pincus Equity Investors, their Affiliates, and all private equity funds or other investment funds or portfolio companies owned or managed by Warburg Pincus or its Affiliates shall not be deemed to be Affiliates of Buyers or their Affiliates.

“Agreement” means this Partnership Interest Purchase Agreement, as may be amended or supplemented from time to time in accordance with the terms hereof, together with all Exhibits attached hereto and Disclosure Schedules.

“Approval” means any approval, authorization, consent, qualification or registration, or any extension, modification, amendment or waiver of any of the foregoing (without regard to conditions on or any rights to seek rehearing or appeal thereof) required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Governmental Entity.

“Base Purchase Price” has the meaning set forth in Section 2.2(a).

“BI Proceeds” has the meaning set forth in Section 6.5(b).

“Business” means the business of the DMS Entities as conducted by the DMS Entities on the date hereof, consisting of the gathering and processing of natural gas to produce natural gas liquids and pipeline quality natural gas, the fractionation and terminalling of natural gas liquids and the storing, marketing, purchase, sale, distribution and transportation of natural gas and natural gas liquids.

3	Purchase Agreement

“Business Assets” has the meaning set forth in Section 3.6(b).

“Business Day” means a day (excluding Saturday and Sunday) on which banks generally are open for the transaction of business in New York, New York.

“Business Employees” has the meaning set forth in Section 3.10(a).

“Business Segment” means each of the following two segments of the Business: (i) North Texas Region; and (ii) Downstream Segment.

“Buyer” or “Buyers” has the meaning set forth in the Preamble.

“Buyer Group” has the meaning set forth in Section 10.2(c).

“Buyer Parties” means, collectively, Targa, OLP and TM.

“Buyers’ Proposal” has the meaning set forth in Section 2.3(a).

“Buyers Replacement Letter of Credit” has the meaning set forth in Section 2.4(b)(1).

“Buyers’ Consent Representatives” has the meaning set forth in Section 5.2.

“Buyers’ DC Plan” has the meaning set forth in Section 7.1(g).

“Buyers’ Taxes” means any Tax for any Pre-Closing Taxable Period or Interim Period Tax that would not have been imposed on the DMS Entities or any Seller or Affiliate thereof but for any action taken by the DMS Entities or Buyers after the Closing that is not in the ordinary course of business or is not otherwise contemplated in this Agreement.

“Buyers’ Termination Fee” means U.S.$65,000,000.

“Canadian Business Employees” has the meaning set forth in Section 7.1(k)

“Cash Collateral” has the meaning set forth on Exhibit B.

“Cash Collateral Good Faith Period” has the meaning set forth in Section 2.4(a)(2).

“Cash Collateral Undisputed Payment Due Date” has the meaning set forth in Section 2.4(a)(2).

“CBF” has the meaning set forth in the Recitals.

“Chevron” means Chevron Corporation and its Affiliates (other than Dynegy and its Subsidiaries).

“Closing” has the meaning set forth in Section 2.5(a).

4	Purchase Agreement

“Closing Condition Permitted Liens” has the meaning set forth in Section 9.2(f).

“Closing Date” has the meaning set forth in Section 2.5(b).

“Closing Purchase Price” has the meaning set forth in Section 2.2(d).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Notice of Objections” has the meaning set forth in Section 2.4(a)(2).

“Collateral Written Submission Date” has the meaning set forth in Section 2.4(a)(2).

“Compliant” means, with respect to Required Information provided hereunder by Sellers, that such Required Information does not contain any untrue statement of a material fact regarding the Partnership and its businesses or omit to state a material fact regarding the Partnership and its businesses necessary in order to make such Required Information not misleading, in each case assuming such Required Information is intended to be the information to be used for a public offering of securities by the Partnership (and without taking into account the acquisition of the Partnership by Buyers) pursuant to Regulation S-K and Regulation S-X and a registration statement on Form S-1 (or any applicable successor form) under the Securities Act.

“Confidentiality Agreement” has the meaning set forth in Section 5.1(a).

“Contaminants” means (i) asbestos; (ii) petroleum, polychlorinated biphenyl (“PCB”), PCB-containing equipment or materials, lead, pollutants, contaminants, hazardous, corrosive or toxic substances, hazardous waste, waste or pesticides; or (iii) any other substance that is regulated under any applicable Environmental Law with respect to its collection, storage, transportation for disposal, treatment or disposal because of its dangerous or deleterious properties or characteristics.

“Contract” means any legally binding agreement, arrangement, purchase and sale order, bond, commitment, franchise, indemnity, indenture or lease.

“Debt Financing” has the meaning set forth in Section 4.5.

“Debt Financing Commitment Letter” has the meaning set forth in Section 4.5.

“DEPC” has the meaning set forth in the Recitals.

“DEVCO” has the meaning set forth in the Recitals.

“DHI” has the meaning set forth in the Preamble.

“DIP” has the meaning set forth in the Recitals.

“Disclosure Schedules” means the Disclosure Schedules dated the date of this Agreement and delivered contemporaneously herewith, as they may be supplemented from time to time after the date hereof in accordance with the terms of this Agreement.

5	Purchase Agreement

“DLGP” has the meaning set forth in the Recitals.

“DLMT” has the meaning set forth in the Recitals.

“DMGP” has the meaning set forth in the Preamble.

“DMHI” has the meaning set forth in the Preamble.

“DMS Covered Assets and Persons” has the meaning set forth in Section 6.5(h).

“DMS Entity” or “ DMS Entities” has the meaning set forth in the Recitals.

“DNPC” has the meaning set forth in the Recitals.

“DOPI” has the meaning set forth in the Recitals.

“Downstream Segment” means that portion of the Business that utilizes the following principal assets: Houston Area, Louisiana Area, NGL Marketing, and Wholesale Marketing and Commercial Transportation.

“DRH” has the meaning set forth in the Recitals.

“Dynegy” has the meaning set forth in the Preamble.

“Electronic Data Room” has the meaning set forth in Section 1.2(d).

“Environmental Laws” means all Laws relating to pollution or protection of the environment.

“Equity Financing” has the meaning set forth in Section 4.5.

“Equity Financing Commitment Letter” has the meaning set forth in Section 4.5.

“Equity Securities” means any capital stock or other equity interest (including partnership interests), any securities convertible into or exchangeable for capital stock or equity interests (including partnership interests), or any other rights, warrants or options to acquire any of the foregoing securities or interests from the issuer thereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any other Person which, together with such Person, would be treated as a single employer under Section 414 (b) or (c) of the Code.

“Estimated Adjusted Working Capital” has the meaning set forth in Section 2.2(c).

“Estimated Cash Collateral” has the meaning set forth in Section 2.4(a)(1).

“Final Cash Collateral Amount” has the meaning set forth in Section 2.4(a)(2).

6	Purchase Agreement

“Financing Commitments” has the meaning set forth in Section 4.5.

“Final Determination” means the final resolution of liability for any Tax for a taxable period (i) by IRS Form 870 or 870 AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of other jurisdictions, except that a Form 870 or 870 AD or comparable form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund and/or the right of the Taxing Authority to assert a further deficiency shall not constitute a Final Determination, (ii) by an Order entered by a court of competent jurisdiction that has become final and unappealable, (iii) by a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreements under the laws of other jurisdictions, (iv) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the Tax imposing jurisdiction, or (v) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the Parties.

“First Report For Work Day” has the meaning set forth in Section 7.1(l).

“First Reported Day” has the meaning set forth in Section 7.1(m).

“GAAP” means United States generally accepted accounting principles.

“GCF” has the meaning set forth in the Recitals.

“GCF Interest” means the 38.75% percentage interest held by the Partnership in GCF.

“GCF Partnership Agreement” means the Amended and Restated Partnership Agreement effective December 1, 1992 among Trident NGL, Inc., Liquid Energy Corporation and Conoco Inc.

“GCF ROFR Offer” has the meaning set forth in Section 2.2(b).

“GCF Sale Price” has the meaning set forth in Section 2.2(b).

“Governmental Entity” means any government or any agency, bureau, board, commission, court, department, official, tribunal or other instrumentality of any government, whether federal, state, provincial, territorial or local, domestic or foreign, that has, in each case, jurisdiction over the matter in question.

“Hart-Scott-Rodino Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the related regulations and published interpretations.

“Hedging Obligation” means any (i) financially settled rate or price swap or option transaction, basis swap, equity or equity index swap or option, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or (ii) forward priced sale or purchase of (x) natural gas in excess of 30,000 MMBtu or (y) NGL products in excess of 5,000 Bbls.

7	Purchase Agreement

“Holdback Amount” means U.S.$15,000,000.

“Houston Area” means that portion of the Business that utilizes the following principal assets: the Cedar Bayou Fractionator, the Gulf Coast Fractionator, the Galena Park Marine Terminal, the Mont Belvieu Underground NGL Storage and Terminal Facility and the Houston Area NGL Pipeline Gathering System.

“Identified Representations” means the following representations and warranties of Sellers contained herein: (i) Section 3.1(a), (ii) the first two sentences of Section 3.1(b)(1), (iii) Section 3.1(b)(2), (iv) Section 3.1(c)(2), (v) Section 3.2(a), (vi) the first two sentences of Section 3.7, and (vii) Section 3.16.

“Included Claims” has the meaning set forth in Section 11.5(a).

“Indebtedness” means for any Person (i) indebtedness for borrowed money, including any obligation to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit; (ii) indebtedness for borrowed money of others secured by a Lien on the property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person; (iii) capital lease obligations of such Person or (iv) any guarantee with respect to Indebtedness of another Person.

“Indemnifiable Claim” means any claim of an Indemnifiable Loss for or against which any party is entitled to indemnification under this Agreement.

“Indemnifiable Loss” means any cost, damage, disbursement, expense, liability, loss, deficiency, penalty or settlement, including any reasonable legal, accounting or other professional fee or expense or amount paid in connection therewith, that is actually imposed on or otherwise actually incurred or suffered by the specified Person.

“Indemnified Party” means the party entitled to indemnification hereunder.

“Indemnifying Party” means the party obligated to provide indemnification hereunder.

“Initial Payment” shall have the meaning set forth in Section 2.4(a)(2).

“Intellectual Property” shall mean any (i) invention, patent application, or patent (including all reissues, reexaminations, divisions, continuations and extensions thereof), (ii) trademark, trademark registration, trademark application, service mark, trade name, business name, or brand name, (iii) copyright or copyright registration, and (iv) design, design registration, or trade secret (including confidential information, know-how, formula, process, procedure, research record, record of invention, test information, market survey and marketing know-how) and any right to any of the foregoing.

“Interests” has the meaning set forth in the Recitals.

“Interim Period” means, with respect to any Straddle Period, the portion of such Straddle Period that begins on the first day of such Straddle Period and that ends on the Closing Date.

8	Purchase Agreement

“Interim Period Taxes” means, with respect to any Straddle Period, Taxes attributable to the Interim Period, which shall be deemed to equal: (i) in the case of Taxes based upon or related to income or receipts, the amount that would be payable if the Straddle Period had ended on the Closing Date and the books of the DMS Entities were closed as of the close of business on such date; (ii) in the case of Taxes imposed on specific transactions or events, Taxes imposed on specific transactions or events occurring on or before the Closing Date; and (iii) in the case of Taxes imposed on a periodic basis, or in the case of any other Taxes not covered by clause (i) or clause (ii), the amount of such Taxes for the entire Straddle Period multiplied by a fraction (a) the numerator of which is the number of calendar days in the Interim Period and (b) the denominator of which is the number of calendar days in the entire Straddle Period.

“IRS” means the Internal Revenue Service.

“Law” means any applicable constitutional provision, statute, law, regulation, rule, code, Order or other requirement or rule of law enacted or adopted by a Governmental Entity on or prior to the Closing Date.

“Lien” means any lien (statutory or otherwise), pledge, mortgage, hypothecation, deed of trust or security interest.

“Louisiana Area” means that portion of the Business that utilizes the following principal assets: the Lake Charles Fractionator, Hackberry Underground NGL Storage Facility, Hattiesburg Underground NGL Storage Facility, the Lake Charles NGL Pipeline Gathering System (including its distribution system), and the Lake Charles to Mont Belvieu 12 inch NGL Pipeline.

“LTD Determination Date” has the meaning set forth in Section 7.1(m).

“Marketing Period” means the first period of 25 consecutive calendar days commencing on the day after the Marketing Period Trigger Date (i) throughout which (A) Buyers shall have the Required Information (and such Required Information is Compliant), and (B) no event shall occur and no condition shall exist that would cause any of the conditions set forth in Section 9.2(a) and Section 9.2(b) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 25 consecutive calendar day period, and (ii) at the end of which the conditions set forth in Section 9.1 and Section 9.2 shall be satisfied (other than conditions which, by their nature, are to be satisfied on the Closing Date and other than the condition set forth in Section 9.2(h) if, and only if, Buyers shall have failed to comply with Section 5.7); provided, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated.

“Marketing Period Trigger Date” means the last day of the Pre-Marketing Period.

“Material Adverse Effect” means any change, effect, event, occurrence or circumstance (or series of related changes, effects, events, occurrences or circumstances) on the operations, assets or financial condition of the DMS Entities, which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the DMS Entities, taken as a whole, but excluding any such effect to the extent caused by, results from or arises out of (i) any changes in prices for commodities, goods or services, or the availability or costs of hedges,

9	Purchase Agreement

(ii) without limiting clause (i) above, any set of facts, circumstance, occurrence or condition that is generally applicable to the businesses or industries or markets in which the DMS Entities participate, operate or conduct business or to the United States or global economic conditions or securities or financial markets, but only if the impact of such facts, circumstances, occurrences or conditions on the DMS Entities is not materially disproportionate to the impact on the midstream industry generally, (iii) any set of facts, circumstance, occurrence or condition that is reflected in the Disclosure Schedules as of the date of execution of this Agreement, or (iv) the execution or announcement of this Agreement.

“Material Contract” has the meaning set forth in Section 3.4.

“MBC” has the meaning set forth in the Recitals.

“Midstream Consulting Firm” means an independent industry recognized midstream consulting firm jointly chosen by the Parties within 30 days after the date hereof (or, if such firm shall decline or is unavailable or is not, at the time of the submission referred to in Section 2.3(a), independent of each of the Parties, another independent industry recognized midstream consulting firm mutually acceptable to the Parties).

“Midstream Plan” has the meaning set forth in Section 7.1(b).

“Multiemployer Plan” has the meaning set forth in Section 3.10(d).

“NCLB” has the meaning set forth in the Recitals.

“NGL” means natural gas liquids.

“NGL Marketing” means that portion of the Business that purchases and fractionates unfractionated (“raw”) NGL product, mixed NGLs and spec NGLs from producers and sells fractionated NGL products to petrochemical manufacturers, refiners and other NGL marketers.

“Non-Substituted Support Letter of Credit” has the meaning set forth in Section 2.4(b)(1).

“North Texas Region” means that portion of the Business that utilizes the following principal assets: Chico Gas Processing Plant, Shackelford Gas Processing Plant, and a common gas gathering system connected to both plants.

“OLP” has the meaning set forth in the Preamble.

“Order” means any decree, injunction, judgment, order, ruling, assessment or writ issued by a Governmental Entity.

“Other GCF Partners” means the partners in GCF other than the Partnership.

“Other Party” has the meaning set forth in Section 8.5.

“Parties” means, collectively, the Seller Parties and the Buyer Parties.

“Partnership” has the meaning set forth in the Recitals.

10	Purchase Agreement

“Partnership Audited Financial Statements” means the audited consolidated balance sheets of the Partnership as at December 31, 2003 and December 31, 2004 and the audited consolidated statements of operations and cash flows of the Partnership for the twelve-month periods ended December 31, 2002, December 31, 2003 and December 31, 2004, including any related notes and schedules thereto.

“Partnership Benefit Plans” has the meaning set forth in Section 7.1(e).

“Partnership Financial Statements” means the Partnership Audited Financial Statements and the Partnership Unaudited Financial Statements.

“Partnership Stub Financial Information” shall have the meaning set forth in Section 6.9(a).

“Partnership Unaudited Financial Statements” means the unaudited consolidated balance sheet of the Partnership as at June 30, 2005 and the unaudited consolidated statement of operations and cash flows for the six-month period ended June 30, 2005.

“Payment Breach” has the meaning set forth in Section 10.1(e).

“Permian Basin Region” means that portion of the Business that utilizes the following principal assets: the Versado assets which include the Saunders, Monument and Eunice Processing Plant Complexes; the Sand Hills Plant Complex, the Puckett Gas Gathering System, and the West Seminole Gas Gathering System.

“Permit” means any license, permit, franchise, certificate of authority or Order and any extension, modification, amendment or waiver of the foregoing, required to be issued by any Governmental Entity.

“Permitted Liens” means: (i) Liens for current Taxes and assessments not yet due and payable or not yet delinquent, (ii) mechanics’, materialmen’s, carriers’, workers’, repairers’ and inchoate statutory liens and rights in rem and other similar Liens arising or incurred in the ordinary course of business for obligations not yet due or payable or not yet delinquent, (iii) Liens that do not materially interfere with or impair the operation of the Business as currently conducted, (iv) Liens to lenders incurred in deposits made in the ordinary course in connection with maintaining bank accounts, and (v) Liens created by this Agreement, or in connection with the transactions contemplated hereby, or by the actions of Buyers and (vi) Liens listed on Schedule 1.1(b).

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, an unlimited liability company, a limited liability partnership, a trust or any other entity or organization.

“Personal Property” has the meaning set forth in Section 3.6(a).

“Post-Closing Taxable Period” has the meaning set forth in Section 8.3(b).

“Pre-Closing Covenants” has the meaning set forth in Section 11.4.

11	Purchase Agreement

“Pre-Closing Taxable Periods” has the meaning set forth in Section 8.2(a).

“Pre-Marketing Period” means the 45 calendar day period following the delivery of the Required Information that is Compliant; provided that the Pre-Marketing Period shall not commence until two underwriters engaged in connection with the Debt Financing have deemed, to their reasonable satisfaction, the Required Information to be substantially complete; provided further that throughout such Pre-Marketing Period, no event shall occur and no condition shall exist that would cause any of the conditions set forth in Section 9.2(a) and Section 9.2(b) to fail to be satisfied assuming the Closing were to be scheduled for any time during such period; provided further that in the event that, following commencement of the Pre-Marketing Period, Sellers become aware, either by notice from Buyers or otherwise, that any of the information specified in clause (ii) or (iii) of the definition of Required Information is not Compliant, the Pre-Marketing Period shall cease to run, and following the delivery of such corrective information as necessary such that the Required Information, as corrected, is Compliant, the Pre-Marketing Period will recommence and will end upon the date that is the number of days following the date of delivery of such corrected information equal to the greater of (x) the number of days remaining in the Pre-Marketing Period at the time Sellers become aware that the information is not or was not Compliant and (y) 20 days; provided further that in the event that, following commencement of the Pre-Marketing Period, Sellers become aware, either by notice from Buyers or otherwise, that any of the information specified in clause (i) of the definition of Required Information is not Compliant, the Pre-Marketing Period shall be deemed not to have commenced, and following the delivery of such corrective information as necessary such that the Required Information, as corrected, is Compliant, the Pre-Marketing Period will be deemed to have commenced.

“Prime Rate” means a variable rate of interest per annum equal to the rate of interest from time to time published by the Board of Governors of the Federal Reserve System in Federal Reserve statistical release H.15 (519) entitled “Selected Interest Rates” as the bank prime loan rate. The Prime Rate also includes rates published in any successor publications of the Federal Reserve System reporting the bank prime loan rate or its equivalent.

“Proposed Working Capital Adjustment” has the meaning set forth in Section 2.3(a).

“Proposed Final Cash Collateral” has the meaning set forth in Section 2.4(a)(2).

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Purchase Price Allocation” has the meaning set forth in Section 8.1(b).

“Real Estate Permitted Liens” means: (i) zoning, building, entitlement and other land use and environmental regulations promulgated by Governmental Entities, (ii) such easements, covenants, conditions, restrictions, agreements, rights of way, Liens and other encumbrances identified in the title reports made available to Buyers and which title reports are listed on Schedule 1.1(c), (iii) such easements, covenants, conditions, restrictions, agreements, rights-of-way, Liens and other encumbrances which do not materially interfere with or impair the operation of the Business as currently conducted and (iv) subleases to third party tenants and similar use and/or occupancy agreements which are listed on Schedule 1.1(c).

12	Purchase Agreement

“Reference Balance Sheet” means the unaudited consolidated balance sheet of the Partnership at June 30, 2005, a copy of which is attached as Schedule 1.1(d).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Contaminants in the environment that (i) is required to be reported to a Governmental Entity under Environmental Laws or (ii) would constitute a violation of any Environmental Law.

“Representative” means, with respect to any Person, any officer, director, managing member, employee, agent or representative of such Person.

“Required Information” has the meaning set forth in Exhibit F.

“Reserved Claim” means the Action referenced as Defense Item 8 on Schedule 3.8, and any additional actions, proceedings, arbitrations and investigations relating to, arising out of, or connected with the subject matter disclosed therein.

“Responsible Party” has the meaning set forth in Section 8.5.

“Retained Excluded Claims” means the actions, proceedings, arbitrations and investigations referenced as Defense Item 1 on Schedule 3.8, liabilities and obligations retained by Seller Parties under Section 6.11, and any additional actions, proceedings, arbitrations and investigations (whether instituted by a Governmental Entity or other Person) relating to, arising out of, or connected with the subject matter and in the case of Defense Item 1 the subject properties disclosed therein.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Segment Financial Information” shall have the meaning set forth in Section 6.9(a).

“Seller” or “Sellers” has the meaning set forth in the Preamble.

“Seller Parties” means, collectively, Dynegy, DHI, DMHI and DMGP.

“Sellers’ Benefit Plans” has the meaning set forth in Section 3.10(c).

“Sellers’ Bonus Plans” has the meaning set forth in Section 7.1(d).

“Sellers’ Consent Representatives” has the meaning set forth in Section 5.2.

“Sellers’ DC Plan” has the meaning set forth in Section 7.1(g).

“Sellers’ Insurance Policies” has the meaning set forth in Section 6.5(a).

“Sellers’ Records” has the meaning set forth in Section 6.7.

“Sellers’ Tax” has the meaning set forth in Section 8.2(c).

13	Purchase Agreement

“Southeast Louisiana Area” means that portion of the Business that utilizes the following principal assets: the Yscloskey Gas Processing Plant, the VESCO Complex including the offshore gathering systems, and various non-operated gas processing plants in which the Partnership owns undivided interests.

“Southwest Louisiana Area” means that portion of the Business that utilizes the following principal assets: the Stingray Natural Gas Processing Plant, the Barracuda Natural Gas Processing Plant, the Lowry Natural Gas Processing Plant, the Seahawk Offshore Gas Gathering Pipeline Systems, and Pelican Offshore Gas Gathering Pipeline Systems.

“Specified Cash Collateral” means, at any time of determination, any Cash Collateral with respect to Chevron or VESCO.

“Specified Representations” has the meaning set forth in Section 6.4(b).

“Straddle Periods” has the meaning set forth in Section 8.2(a).

“Subsidiary” means, with respect to any Person, any Person in which such Person has a direct or indirect equity or ownership interest in excess of 50%.

“Support Letters of Credit” means letters of credit of any kind supporting the credit or facilitating the transactions of any of the DMS Entities in connection with the Business.

“Targa” has the meaning set forth in the Preamble.

“Tax” means any tax imposed of any nature, including federal, state, local or foreign net income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax or FICA), real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax, any withholding or backup withholding tax, value added tax, severance tax, prohibited transaction tax, premiums tax, occupation tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity responsible for the imposition of any such tax.

“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Refund” shall mean a refund of Taxes as the result of a Final Determination.

“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to any Taxes (including any attached schedules), including any information return, claim for refund, declaration of estimated Tax, and any amendment to any of the foregoing.

“TM” has the meaning set forth in the Preamble.

14	Purchase Agreement

“Transition Services Agreement” mean that certain Transition Services Agreement substantially in form and substance as set forth in Exhibit C, to be entered into among Sellers or their Affiliates, the Partnership and Buyers immediately prior to the Closing.

“Undisputed Cash Collateral Amount” has the meaning set forth in Section 2.4(a)(2).

“U.S.$” means the lawful currency of the United States of America.

“Versado” has the meaning set forth in the Recitals.

“VESCO” has the meaning set forth in the Recitals.

“VESCO Audited Financial Statements” means the audited consolidated balance sheet of VESCO as at December 31, 2002, and the audited consolidated statement of operations and cash flows of VESCO for the twelve-month period ended December 31, 2002, including any related notes and schedules thereto.

“VESCO Business” means the business of VESCO as conducted by VESCO on the date hereof, consisting principally of the gathering and processing of natural gas to produce natural gas liquids and pipeline quality natural gas, the fractionation of natural gas liquids and the transportation of natural gas and natural gas liquids.

“VESCO Financial Statements” means the VESCO Audited Financial Statements and the VESCO Unaudited Financial Statements.

“VESCO Interests” means the 22.8958% percentage interest held by the Partnership in VESCO.

“VESCO Unaudited Financial Statements” means (i) the unaudited consolidated balance sheet of VESCO as at December 31, 2003 and December 31, 2004, and the unaudited consolidated statement of operations and cash flows of VESCO for the twelve-month periods ended December 31, 2003 and December 31, 2004 and (ii) the unaudited consolidated balance sheet of VESCO as at June 30, 2005 and the unaudited consolidated statement of operations and cash flows for the six-month period ended June 30, 2005.

“VGS” means Venice Gathering System, LLC, a Delaware limited liability company.

“Warburg Pincus Equity Investors” means the Warburg Pincus funds that are parties to the Equity Financing Commitment Letter.

“Wholesale Marketing and Commercial Transportation” means that portion of the Business that utilizes the following principal assets: terminal assets (excluding the Mt. Belvieu Terminal and the VESCO Terminal), owned and leased truck transport fleet, NGL barge fleet and a Chevron owned rail car fleet.

“Working Capital Certificate” has the meaning set forth in Section 9.2(j).

“Working Capital Notice of Objections” has the meaning set forth in Section 2.3(a).

15	Purchase Agreement

“Working Capital Written Submission Date” has the meaning set forth in Section 2.3(a).

“WPC” has the meaning set forth in the Recitals.

1.2 Certain Definitional and Interpretive Provisions.

(a) The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Preamble, Recital, Article, and Section references are to the body of this Agreement unless otherwise specified.

(b) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement unless the context otherwise requires.

(c) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. References herein to the singular include, unless the context otherwise requires, references to the plural and vice versa.

(d) The phrase “made available” in this Agreement shall mean, with respect to any document, that the document containing the information referred to was actually delivered to the Party or its Representative to whom such information is asserted as having been made available, or such document was actually included in the electronic data room established by Sellers on Intralink (the “Electronic Data Room”) in connection with the transactions contemplated hereby and Buyers were actually permitted to enter such Electronic Data Room and access the subject document.

(e) When used in this Agreement, the words “include”, “includes” or “including” shall be deemed followed by the words “without limitation”. The meaning of general words herein shall not be limited by specific examples introduced by “such as” or “for example” or other similar expressions unless otherwise specified.

(f) References to “the date of this Agreement,” “the date hereof” or words of like import shall mean the date set forth in the Preamble to this Agreement.

(g) References to a Person include its successors and permitted assigns.

(h) The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

(i) Whenever any statement herein or in any Schedule, Exhibit, certificate or other document delivered to any party pursuant to this Agreement is made “to [his, her or its] knowledge” or words of similar intent or effect of any Party or its Representative, the Person making such statement shall be accountable only for those facts, circumstances or events, which as of the date the representation is given, are actually known to the Person making such statement, which with respect to Sellers or the DMS Entities, means the persons identified on Schedule 1.2(i)(1), and with respect to Buyers, means the persons identified on Schedule 1.2(i)(2).

16	Purchase Agreement

(j) Any event hereunder requiring the payment of cash or cash equivalents on a day that is not a Business Day shall be deferred until the next Business Day.

ARTICLE II

PURCHASE AND SALE; CLOSING

2.1 Purchase and Sale. Sellers each agree to sell to Buyers, and Buyers agree to purchase from Sellers, the Interests, free and clear of any and all Liens, for the consideration and on and subject to the terms and conditions of this Agreement.

2.2 Purchase Price; Purchase Price Adjustment.

(a) Subject to the terms and conditions of this Agreement, the aggregate purchase price for the Interests shall be an amount equal to U.S.$2,350,000,000 (the “Base Purchase Price”). The Base Purchase Price is subject to adjustment prior to the Closing pursuant to Section 2.2(b) below and after the Closing pursuant to Sections 2.3 and 2.4(a) below (the Base Purchase Price as so finally adjusted, the “Purchase Price”).

(b) Not later than five (5) Business Days following the date hereof, Sellers shall cause the Partnership to deliver written notice to the Other GCF Partners offering the entire GCF Interest to the Other GCF Partners in accordance with Section 6.03 of the GCF Partnership Agreement (the “GCF ROFR Offer”) at an aggregate sale price of U.S.$40,000,000 (the “GCF Sale Price”). In the event the GCF ROFR Offer is accepted by any or all of the Other GCF Partners and the sale of the GCF Interests is consummated prior to the Closing, the Base Purchase Price payable at the Closing will be decreased by the GCF Sale Price (the Base Purchase Price as so adjusted, the “Adjusted Base Purchase Price”). Sellers agree to provide Buyers with a copy of the Partnership’s written notice upon delivery to the Other GCF Partners and a copy of the written responses of the Other GCF Partners to the Partnership’s written notice upon receipt thereof.

(c) Not less than five (5) Business Days prior to the Closing Date, Sellers will give to Buyers a good faith estimate of the Adjusted Working Capital as of the Closing Date (the “Estimated Adjusted Working Capital”). The Estimated Adjusted Working Capital shall be prepared in accordance with GAAP and in a manner consistent with the Reference Balance Sheet and shall be accompanied by a certificate executed on behalf of Sellers by the Chief Executive Officer, President or Chief Financial Officer of one of the Seller Parties; provided, however, that, notwithstanding the foregoing, in determining the Estimated Adjusted Working Capital, the inclusions, exclusions, adjustments and terms set forth on Exhibit A shall be given effect.

(d) The Base Purchase Price or Adjusted Base Purchase Price, as the case may be, is herein referred to as the “Closing Purchase Price.”

17	Purchase Agreement

2.3 Working Capital Adjustment.

(a) If Buyers determine that the statements made in the Working Capital Certificate delivered by Sellers at Closing pursuant to Section 9.2(j) were inaccurate in any respect, then, promptly following the Closing Date, but in no event later than sixty days after the Closing Date, Buyers shall prepare and submit to Sellers a certificate executed on behalf of Buyers by the Chief Executive Officer, President or Chief Financial Officer of one of the Buyer Parties dated the date of its delivery, setting forth Buyers’ proposal (“Buyers’ Proposal”) for an adjustment in the Purchase Price (the “Proposed Working Capital Adjustment”) based upon the failure of Sellers to comply with the cash amount and obligations and standards certified in the Working Capital Certificate (which Buyers’ Proposal shall set forth, in writing and in reasonable detail, a description of the basis upon which Buyers’ conclusion that Sellers have failed to comply is based, together with the Buyers’ calculation of Adjusted Working Capital as of the Closing Date and the Proposed Working Capital Adjustment), provided that in determining the Proposed Working Capital Adjustment, the inclusions, exclusions, adjustments and terms set forth on Exhibit A used in preparing the June 30, 2005 Adjusted Working Capital shall be given effect. If Buyers fail to deliver the Buyers’ Proposal within sixty days after the Closing Date, then Buyers shall be deemed to have accepted Sellers’ Working Capital Certificate. In the event Buyers deliver the Buyers’ Proposal and Sellers dispute the correctness of the Proposed Working Capital Adjustment, Sellers shall notify Buyers in writing of their objections within thirty days after receipt of the Buyers’ Proposal and shall set forth, in writing and in reasonable detail, the reasons for Sellers’ objections (the “Working Capital Notice of Objections”). If Sellers fail to deliver the Working Capital Notice of Objections within thirty days after receipt of the Buyers’ Proposal, Sellers shall be deemed to have accepted Buyers’ calculation. If the Proposed Working Capital Adjustment is not disputed or Sellers fail to timely deliver the Working Capital Notice of Objections, then an amount equal to the Proposed Working Capital Adjustment shall be paid by Sellers to Buyers within five (5) Business Days of such event. Sellers and Buyers shall endeavor in good faith to resolve any disputed matters concerning the Proposed Working Capital Adjustment within fifteen days after receipt of Sellers’ Working Capital Notice of Objections. If Sellers and Buyers are unable to resolve the disputed matters, Sellers and Buyers shall refer the disputed matters to the Midstream Consulting Firm on the thirtieth day after receipt of Sellers’ Working Capital Notice of Objections. Sellers and Buyers shall provide written submissions regarding their positions on the disputed matters, which written submissions shall be provided to each other and to the Midstream Consulting Firm no later than fifteen days after the date of referral of the disputed matters to the Midstream Consulting Firm (the “Working Capital Written Submission Date”). The determination of the Midstream Consulting Firm shall be based solely on the written submissions by Sellers and Buyers and shall not be by independent review. The Midstream Consulting Firm shall deliver a written report resolving all disputed matters and setting forth the basis for such resolution within thirty days after the Working Capital Written Submission Date. The determination of the Midstream Consulting Firm in respect of the correctness of each matter remaining in dispute shall be conclusive and binding on Sellers and Buyers. The fees and expenses, if any, of the Midstream Consulting Firm retained in accordance with this Section 2.3(a) to resolve any dispute shall be paid one-half by Buyers and one-half by Sellers.

(b) If the Midstream Consulting Firm determines that Buyers are entitled to all or some portion of the Proposed Working Capital Adjustment, then Sellers shall pay to

18	Purchase Agreement

Buyers such amount, with simple interest thereon from the Closing Date to the date of payment at a rate per annum equal to the Prime Rate at such time plus 2%. Such payment shall be made in immediately available U.S. dollar funds not later than two Business Days after such determination by the Midstream Consulting Firm by wire transfer to a bank account designated in writing by Buyers.

(c) From and after the Closing, Buyers shall, and shall cause their Affiliates (including the DMS Entities) and each of their respective Representatives to, provide reasonable cooperation to Sellers, their Affiliates and each of their respective Representatives in their review of the Proposed Working Capital Adjustment and shall provide Sellers, their Affiliates and each of their respective Representatives reasonable, timely access to the personnel, properties, books and records (including providing upon request both hard and electronic copies of any and all documents (including source documents) and work papers and spreadsheets that were used, directly or indirectly, by Buyers in calculating the Proposed Working Capital Adjustment) of the DMS Entities for such purpose and for the other purposes set forth in this Section 2.3. From and after the Closing, Sellers shall, and shall cause their Affiliates and each of their respective Representatives to, provide reasonable cooperation to Buyers, their Affiliates and each of their respective Representatives in connection with the review by Buyers of Sellers’ objections to the Proposed Working Capital Adjustment and shall provide Buyers, their Affiliates and each of their respective Representatives reasonable, timely access to the personnel, properties, books and records (including providing upon request both hard and electronic copies of any and all documents (including source documents) and work papers and spreadsheets that were used, directly or indirectly, by Sellers in preparing the Working Capital Notice of Objections) for such purpose and for the other purposes set forth in this Section 2.3.

2.4 Substitutions of Credit Support Obligations.

(a) Payment of Cash Collateral.

(1) Attached as Schedule 2.4(a)(1) is Sellers’ determination of the Cash Collateral as of June 30, 2005 including the breakdown of such Cash Collateral on an item by item basis. Not less than five (5) Business Days prior to the Closing Date, Sellers shall prepare and submit to Buyers a certificate executed on behalf of Sellers by the Chief Executive Officer, President or Chief Financial Officer of one of the Seller Parties, dated the date of its delivery, setting forth Sellers’ good faith estimate of the outstanding dollar amount of Cash Collateral employed in the Business and an estimated breakdown of such Cash Collateral on an item by item basis as of the close of business on the Closing Date (the “Estimated Cash Collateral”). In determining the Estimated Cash Collateral, Sellers shall give effect to the inclusions, exclusions, adjustments and terms set forth on Exhibit B. There shall be no less than U.S.$15,000,000 in Cash Collateral immediately preceding the Closing. The Parties agree that Buyers shall withhold an amount of Cash Collateral equal to the Holdback Amount to be released to Sellers pursuant to Section 2.4(a)(4).

(2) Promptly following the Closing Date, but in no event later than thirty days after the Closing Date, Buyers shall prepare and submit to Sellers a certificate executed on behalf of Buyers by the Chief Executive Officer, President or Chief Financial Officer of one of the Buyer Parties, dated the date of its delivery, setting forth (i) Buyers’

19	Purchase Agreement

calculation of Cash Collateral employed in the Business as of the Closing Date; provided that in determining such calculation of Cash Collateral as of the Closing Date, the inclusions, exclusions, adjustments and terms set forth on Exhibit B shall be given effect (the “Proposed Final Cash Collateral”), and (ii) Buyers’ reasonably detailed calculation of the Proposed Final Cash Collateral, which shall include a reconciliation to the Estimated Cash Collateral on an item by item basis. Buyers agree that any adjustments proposed in accordance with the foregoing shall give effect to the inclusions, exclusions, adjustments and terms set forth on Exhibit B and will not involve changes in or challenges to Sellers’ accounting policies, procedures, principles, practices, classifications, estimates, assumptions and methodologies as of June 30, 2005 that were given effect in the calculation of Cash Collateral. In the event Sellers dispute the correctness of the Proposed Final Cash Collateral, Sellers shall notify Buyers in writing of their objections within fifteen days after receipt of the Proposed Final Cash Collateral and shall set forth, in writing and in reasonable detail, the reasons for Sellers’ objections on an item by item basis (the “Collateral Notice of Objections”). If Sellers fail to deliver their Collateral Notice of Objections within fifteen days after receipt of the Cash Collateral Statement, Sellers shall be deemed to have accepted Buyers’ calculation (provided that Buyers shall have fully complied with Section 2.4(a)(5)). Sellers and Buyers shall endeavor in good faith to resolve any disputed matters concerning the Proposed Final Cash Collateral within fifteen days after receipt of Sellers’ Collateral Notice of Objections (such fifteen day period, the “Cash Collateral Good Faith Period”). Following the Cash Collateral Good Faith Period, but in no event later than sixty days following the Closing Date (the “Cash Collateral Undisputed Payment Due Date”), subject to Section 2.4(a)(4), Buyers shall pay to Sellers an amount (the “Initial Payment”) equal to the amount, if any, by which the Cash Collateral that is not in dispute (the “Undisputed Cash Collateral Amount”) exceeds the Holdback Amount, by wire transfer to a bank account designated in writing by Sellers. If Sellers and Buyers are unable to resolve the disputed matters, Sellers and Buyers shall refer the disputed matters to the Accounting Firm on the sixteenth day after receipt of Sellers’ Collateral Notice of Objections. Sellers and Buyers shall provide written submissions regarding their positions on the disputed matters, which written submissions shall be provided to each other and to the Accounting Firm no later than fifteen days after the date of referral of the disputed matters to the Accounting Firm (the “Collateral Written Submission Date”). The determination of the Accounting Firm shall be based solely on the written submissions by Sellers and Buyers and shall not be by independent review. The Accounting Firm shall deliver a written report resolving all disputed matters and setting forth the basis for such resolution within thirty days after the Collateral Written Submission Date. The determination of the Accounting Firm in respect of the correctness of each matter remaining in dispute shall be conclusive and binding on Sellers and Buyers. The fees and expenses, if any, of the Accounting Firm retained in accordance with this Section 2.4(a)(2) to resolve any dispute shall be paid one-half by Buyers and one-half by Sellers. The amount of Cash Collateral as of the Closing Date, as finally determined pursuant to this Section 2.4(a)(2) (whether by failure of Sellers to deliver the Collateral Notice of Objections, by agreement of Sellers and Buyers or by determination of the Accounting Firm), is referred to herein as the “Final Cash Collateral Amount”.

(3) Within five Business Days following the final determination of the Final Cash Collateral Amount pursuant to Section 2.4(a)(2), Buyers shall pay to Sellers an amount equal to (i) (A) if an Initial Payment was required pursuant to Section 2.4(a)(2), the Final Cash Collateral Amount less the sum of the Initial Payment and the Holdback Amount or (B) if

20	Purchase Agreement

no Initial Payment was required pursuant to Section 2.4(a)(2), the Final Cash Collateral Amount less the Holdback Amount, plus (ii) simple interest thereon from the Cash Collateral Undisputed Payment Due Date to the date of payment at a rate per annum equal to the Prime Rate at such time plus 2%, by wire transfer of immediately available U.S. dollar funds to an account designated in writing by Sellers.

(4) The Holdback Amount shall be paid to Sellers as follows: (A) an amount equal to U.S.$5,000,000, on the fifth Business Day following the date of delivery to Buyers of all executed representation letters required to be delivered pursuant to Section 6.9(c) and (B) the remaining U.S.$10,000,000, on the fifth Business Day following the earliest to occur of (x) the Additional Audit Date, and (y) the date on which Buyers are no longer actively pursuing the audits of the Additional Financial Information (the “Abandonment Date”), in each case, by wire transfer of immediately available U.S. dollar funds to an account designated in writing by Sellers; provided, however, that no payment shall be required pursuant to clause (B) if the Abandonment Date occurs and Seller Parties are in breach of their obligations pursuant to Section 6.9 in any material respect. Each payment pursuant to this Section 2.4(a)(4) shall include simple interest on the amount of the payment calculation from the Cash Collateral Undisputed Payment Due Date to the date of payment at a rate per annum equal to the Prime Rate at such time plus 2% by wire transfer of immediately available U.S. dollar funds to an account designated in writing by Sellers; provided, however, that no such interest shall be payable with respect to any period during which Sellers are in breach of their obligations pursuant to Section 6.9 in any material respect.

(5) From and after the Closing, Buyers shall, and shall cause their Affiliates (including the DMS Entities) and each of their respective Representatives to, provide reasonable cooperation to Sellers, their Affiliates and each of their respective Representatives in their review of the Proposed Final Cash Collateral and shall provide Sellers, their Affiliates and each of their respective Representatives reasonable, timely access to the personnel, properties, books and records (including providing upon request both hard and electronic copies of any and all documents (including source documents) and work papers and spreadsheets that were used, directly or indirectly, by Buyers in calculating the Proposed Final Cash Collateral) of the DMS Entities for such purpose and for the other purposes set forth in this Section 2.4(a). From and after the Closing, Sellers shall, and shall cause their Affiliates and each of their respective Representatives to, provide reasonable cooperation to Buyers, their Affiliates and each of their respective Representatives in connection with the review by Buyers of Sellers’ objections to the Proposed Final Cash Collateral and shall provide Buyers, their Affiliates and each of their respective Representatives reasonable, timely access to the personnel, properties, books and records (including providing upon request both hard and electronic copies of any and all documents (including source documents) and work papers and spreadsheets that were used by Sellers, directly or indirectly, in preparing the Collateral Notice of Objections) for such purpose and for the other purposes set forth in this Section 2.4(a).

(b) Substitution of Letters of Credit.

(1) Schedule 2.4(b) sets forth the Support Letters of Credit provided, in whole or in part, by Dynegy, DHI or their Affiliates (other than the DMS Entities) for the benefit of the Business as of the date hereof. Buyers shall use commercially reasonable efforts to

21	Purchase Agreement

cause themselves or one or more of their Affiliates to be substituted, effective as of the Closing Date, in all respects for Dynegy, DHI or one or more of their Affiliates, as the case may be, in respect of all obligations of Sellers or any of their Affiliates under each and every Support Letter of Credit outstanding as of the Closing Date and shall use commercially reasonable efforts to cause Dynegy, DHI, and each of their Affiliates, as the case may be, to be forever released and discharged from all obligations under any such Support Letter of Credit. If Buyers are unable to timely effect such substitution with respect to any Support Letter of Credit outstanding as of the Closing Date (each such Support Letter of Credit, a “Non-Substituted Support Letter of Credit”), then Buyers will, effective as of the Closing Date, assume all obligations of Sellers or any of their Affiliates under each and every Non-Substituted Support Letter of Credit and obtain a letter of credit for the benefit of Dynegy, DHI or one or more of their Affiliates, on terms and from a financial institution reasonably satisfactory to Sellers, with respect to the obligations of Dynegy, DHI, and each of their Affiliates under each such Non-Substituted Support Letter of Credit (the “Buyers Replacement Letter of Credit”).

(2) In addition, from and after the Closing Date, Buyers shall continue to use commercially reasonable efforts to cause themselves or one of more of their Affiliates to be substituted in all respects for Dynegy, DHI or one or more of their Affiliates, as the case may be, in respect of all obligations of Sellers or any of their Affiliates under each Non-Substituted Support Letter of Credit. If any Non-Substituted Support Letter of Credit remains outstanding ninety days after the Closing Date, then Buyers agree to promptly post cash collateral in the amount of and in respect of the Non-Substituted Support Letter of Credit, provided that the aggregate amount of cash collateral which Buyers will be obligated to post under this Section 2.4(b)(2) will not exceed U.S.$15,000,000.

(c) Additional Credit Support Payments. Buyers shall indemnify and hold harmless Dynegy and its Affiliates from and against any Additional Credit Support Payments.

2.5 The Closing.

(a) Unless this Agreement shall have been terminated pursuant to Article X, the transactions contemplated by this Agreement shall take place, subject to the terms and conditions contained herein, at a closing (the “Closing”) to be held at the offices of O’Melveny & Myers LLP, Times Square Tower, Seven Times Square, New York, New York, or at such other location as may be agreed upon in writing by Sellers and Buyers.

(b) The Closing shall take place on the date on which the conditions to the transactions contemplated by this Agreement contained in Article IX shall have been satisfied or waived (other than conditions which, by their nature are to be satisfied on the Closing Date) (the date on which the Closing occurs is herein referred to as the “Closing Date”); provided, however, that except as otherwise agreed in writing by Buyers and Sellers, the Closing shall not take place on any day other than September 30, 2005, October 31, 2005, November 30, 2005 or any day thereafter; provided further, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article IX, Buyers shall not be required to effect the Closing until the earlier of (i) a date during the Marketing Period specified by Buyers on no less than three (3) Business Days’ notice to Sellers and (ii) the final day of the Marketing Period; provided further, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article IX,

22

Buyers shall not be required to effect the Closing, and this Agreement may be terminated pursuant to and in accordance with Section 10.1, in the event the final day of the Marketing Period shall not have occurred before such termination. In the event that the Closing is to occur in December other than on December 31, the Parties will cooperate in good faith to establish a mutually agreeable date of Closing and procedures relating thereto. The Parties agree that Closing shall be deemed to occur for all purposes (other than Tax, employee benefits, payroll and accounting matters) immediately following the receipt by Sellers of the Closing Purchase Price. For purposes of Tax, employee benefits, payroll and accounting matters, the Closing shall be deemed to have occurred at 11:59 p.m., Houston, Texas time, on the Closing Date. Notwithstanding anything to the contrary contained herein, no Party shall have the obligation to effect the Closing if the conditions to such Party’s obligation to do so set forth in Article IX have not been satisfied or waived at the Closing.

(c) All proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

2.6 Closing Procedures and Deliveries.

(a) At the Closing, Seller Parties shall deliver, or shall cause to be delivered, to Buyer Parties, the following:

(1) an Assignment of Interests in the form of Exhibit D in favor of Buyers;

(2) the certificate referred to in Section 9.2(c);

(3) the resignations referred to in Section 9.2(d);

(4) if not previously delivered, the consents and releases referred to in Sections 9.2(e) and 9.2(f);

(5) the certificate referred to in Section 9.2(j); and

(6) the Transition Services Agreement, duly executed by Dynegy Marketing and Trade, a Colorado general partnership and any other required Dynegy Affiliates.

(b) At the Closing, Buyer Parties shall deliver, or shall cause to be delivered, to Seller Parties, the following:

(1) the wire transfer of immediately available U.S. dollar funds in the amount of the Closing Purchase Price;

(2) the certificate referred to in Section 9.3(c);

23	Purchase Agreement

(3) written confirmation that all Approvals required under the Hart-Scott-Rodino Act have been obtained and notices required under the Hart-Scott-Rodino Act have been given;

(4) the Buyers Replacement Letter of Credit, if any; and

(5) the Transition Services Agreement, duly executed by Buyers.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER PARTIES

Seller Parties represent and warrant, jointly and severally, to Buyers as follows:

3.1 Organization and Related Matters; Interests.

(a) Seller Parties.

(1) Each Seller Party is a corporation duly incorporated, validly existing and in good standing under the laws of its respective jurisdiction of incorporation. Each Seller Party has all necessary corporate power and authority to execute, deliver and perform this Agreement.

(2) Sellers collectively own, beneficially and of record, all of the issued and outstanding Interests. Other than the Interests, there are no outstanding Equity Securities of the Partnership. Except as set forth on Schedule 3.1(a)(2), the Interests are owned by Sellers, free and clear of any Lien. The Interests are duly authorized, validly issued and outstanding and are fully paid and nonassessable.

(b) DMS Entities.

(1) Each of the DMS Entities is duly formed or organized, validly existing and in good standing, as applicable, under the laws of its respective state of formation or organization. Each DMS Entity has all necessary power and authority to own its properties and assets and to carry on its business as now conducted. Each DMS Entity is duly qualified, as applicable, to do business in all jurisdictions in which the nature of its business requires it to be so qualified, except where the failure to be so qualified does not constitute a Material Adverse Effect.

(2) Except as set forth on Schedule 3.1(b), no DMS Entity holds any Equity Securities in any Person. Except as set forth on Schedule 3.1(b), there are no other outstanding Equity Securities of the DMS Entities authorized, issued or outstanding or reserved for any purpose. Except as set forth on Schedule 3.1(b), all outstanding Equity Securities set forth on Schedule 3.1(b) as being outstanding and held by the DMS Entities are owned by the DMS Entities free and clear of any Lien and are duly authorized, validly issued and outstanding and are fully paid and nonassessable. Except as contemplated hereby or set forth on Schedule 3.1(b), there are no outstanding Contracts or other rights to subscribe for or purchase, or Contracts or other obligations to issue or grant any rights to acquire, any Equity Securities of the DMS Entities. Except as contemplated hereby or set forth on Schedule 3.1(b), there are no

24	Purchase Agreement

outstanding Contracts of the DMS Entities to repurchase, redeem or otherwise acquire, or affecting the voting rights of, or requiring the registration for sale of, any Equity Securities of the DMS Entities. Except as set forth on Schedule 3.1(b), there are no preemptive rights in respect of any Equity Securities of the DMS Entities.

(c) VESCO.

(1) To the knowledge of Sellers, VESCO is duly formed or organized, validly existing and in good standing, as applicable, under the laws of its respective state of formation or organization. To the knowledge of Sellers, VESCO has all necessary power and authority to own its properties and assets and to carry on its business as now conducted. To the knowledge of Sellers, VESCO is duly qualified to do business in all jurisdictions in which the nature of its business requires it to be so qualified, except where the failure to be so qualified does not constitute a Material Adverse Effect.

(2) Except for VGS, to the knowledge of Sellers, VESCO does not hold any Equity Securities in any Person. Except as set forth on Schedule 3.1(c), to the knowledge of Sellers, there are no other outstanding Equity Securities of VESCO authorized, issued or outstanding or reserved for any purpose. Except as contemplated hereby or set forth on Schedule 3.1(c), to the knowledge of Sellers, there are no outstanding Contracts or other rights to subscribe for or purchase, or Contracts or other obligations to issue or grant any rights to acquire, any Equity Securities of VESCO. Except as contemplated hereby or set forth on Schedule 3.1(c), to the knowledge of Sellers, there are no outstanding Contracts of VESCO to repurchase, redeem or otherwise acquire, or affecting the voting rights of, or requiring the registration for sale of, any Equity Securities of VESCO. Except as set forth on Schedule 3.1(c), to the knowledge of Sellers, there are no preemptive rights in respect of any Equity Securities of VESCO.

3.2 Financial Statements; Absence of Changes and Undisclosed Liabilities.

(a) The Partnership Financial Statements and VESCO Financial Statements that are attached hereto as Schedules 3.2(a)(i) and 3.2(a)(ii), respectively, were prepared from the books and records of the Partnership and VESCO, respectively, in accordance with GAAP applied on a consistent basis (other than as set forth therein and subject to, in the case of the Partnership Unaudited Financial Statements and VESCO Financial Statements, any normal year-end adjustments and, with respect to the Partnership Unaudited Financial Statements and VESCO Unaudited Financial Statements, the absence of footnotes) and present fairly, in all material respects, the financial condition, results of operations and cash flows of the Partnership and VESCO, respectively, as of the dates thereof and for the periods indicated therein. Additional quarterly financial statements of the Partnership and footnotes provided pursuant to Section 5.9, when delivered, will be prepared from the books and records of the Partnership in accordance with GAAP applied on a consistent basis (other than as set forth therein and subject to, in the case of any such quarterly unaudited financial statements, any normal year-end adjustments) and will present fairly, in all material respects, the financial condition, results of operations and cash flows of the Partnership as of the dates thereof and for the periods indicated therein.

25	Purchase Agreement

(b) Except as set forth on Schedule 3.2(b), since December 31, 2004, there has not been a Material Adverse Effect.

(c) Neither the Partnership nor VESCO has incurred any liabilities that would be required in accordance with GAAP to be disclosed in a balance sheet of the Partnership or VESCO, respectively, or the notes thereto, except liabilities which: (i) are disclosed or reserved against on the Partnership Audited Financial Statements or VESCO Audited Financial Statements, respectively, (ii) were incurred after December 31, 2004 in the ordinary course of business and that do not materially and adversely impact the Business or the VESCO Business, (iii) have been discharged or paid in full or will be discharged or paid in full prior to the Closing Date in the ordinary course of business, or (iv) are set forth on Schedule 3.2(c).

3.3 Tax Returns.

(a) Except as set forth on Schedule 3.3(a), all Tax Returns required to be filed on or prior to the Closing Date by or on behalf of the DMS Entities have been or will be filed prior to the Closing Date and are complete and accurate in all respects, and all Taxes due or claimed to be due have been or will be paid prior to the Closing Date.

(b) There are no Liens with respect to any Taxes upon any of the assets or properties of the DMS Entities, other than with respect to Taxes not yet due and payable.

(c) Except as set forth on Schedule 3.3(c), no audit or other proceeding by any Governmental Entity has formally commenced and no written notification has been given to the DMS Entities that such an audit or other proceeding is pending or threatened with respect to any Taxes due from any of the DMS Entities or any Tax Return filed by or with respect to any of the DMS Entities for any Taxes. Except as set forth on Schedule 3.3(c), no assessment of Tax has been proposed in writing against any of the DMS Entities or any of its assets or properties. Except as set forth on Schedule 3.3(c), no waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of any of the DMS Entities.

(d) Neither Seller is a “foreign person” (as that term is defined in Section 1445 of the Code).

(e) Except as set forth on Schedule 3.3(e), each of the DMS Entities (other than NCLB) has been classified for federal tax purposes from its inception as either a partnership or an entity disregarded as separate from its owner.

(f) Each of the DMS Entities that is classified as a partnership for federal income tax purposes has in effect an election under Section 754 of the Code.

(g) The assets of each of the DMS Entities have been properly listed and described on the property tax rolls for the taxing units in which such assets are located and no portion of such assets constitutes omitted property for property tax purposes.

(h) No DMS Entity is a party to any ordinary course, stand alone Tax, allocation or sharing agreement that would require it to make any Tax related payments to any non DMS Entity.

26	Purchase Agreement

(i) None of the assets of any of the DMS Entities is held in an arrangement (other than a DMS Entity) that could be classified as a partnership for federal tax purposes.

(j) None of the property of any of the DMS Entities is “tax exempt use property” (within the meaning of Section 168(h) of the Code) or “tax exempt bond financed property” (within the meaning of Section 168(g)(5) of the Code).

3.4 Material Contracts. Schedule 3.4(i) contains a list, as of the date of this Agreement, of the Contracts (each a “Material Contract”) to which any of the DMS Entities are a party:

(a) that account for, in the aggregate, at least 40% (or 65% in the case of the North Texas Region) of total revenues (other than revenues received under Contracts with Chevron) for calendar year 2004 for each of the following individual Business units: (i) Permian Basin Region, (ii) North Texas Region, (iii) Southwest Louisiana Area, and (iv) Southeast Louisiana Area;

(b) that account for, in the aggregate, at least 40% (or 65% in the case of the North Texas Region) of total revenues (other than revenues received under Contracts with Chevron) for the first calendar quarter of 2005 for each of the following individual Business units: (i) Permian Basin Region, (ii) North Texas Region, (iii) Southwest Louisiana Area, and (iv) Southeast Louisiana Area;

(c) under which a DMS Entity received at least U.S.$10,000,000 in the aggregate under a Contract during the first two calendar quarters of 2005 for each of the following individual Business units: (i) Louisiana Area Assets, (ii) Houston Area Assets, (iii) Wholesale Marketing and Commercial Transportation, and (iv) NGL Marketing;

(d) that has Chevron as a counterparty and involved payments received or payments made (x) for the period from January 1, 2004 through March 31, 2005 in excess of U.S.$5,000,000 in the aggregate for the following Business units taken as a whole: (i) Permian Basin Region, (ii) North Texas Region, (iii) Southwest Louisiana Area, and (iv) Southeast Louisiana Area, and (y) for the period from January 1, 2005 through June 30, 2005 in excess of U.S.$5,000,000 in the aggregate for the following Business units taken as a whole: (i) Louisiana Area Assets, (ii) Houston Area Assets, (iii) Wholesale Marketing and Commercial Transportation, and (iv) NGL Marketing;

(e) that create a partnership, limited liability company or joint venture;

(f) that create or cause the incurrence or assumption of Indebtedness (other than pursuant to lease obligations or Contracts or arrangements between or among DMS Entities);

(g) for the lease of personal property involving aggregate payments in excess of U.S.$250,000 in any calendar year;

(h) for the lease of real property used in the Business involving aggregate payments in excess of U.S.$50,000 in any calendar year;

27	Purchase Agreement

(i) that are employment Contracts, or severance, retention or bonus arrangements, in each case other than (x) under any employee or other benefit plans and (y) Contracts or severance, retention or bonus arrangements the obligations of which will not be assumed by Buyers, retained by the DMS Entities after the Closing Date or otherwise give rise to any liability or obligations of the Buyers or the DMS Entities from and after the Closing Date;

(j) that has any Seller Party or any Affiliate of a Seller Party (other than a DMS Entity) as a counterparty, identifying those Contracts that will survive the Closing and those that will terminate on or prior to the Closing;

(k) that, to the knowledge of Sellers, provides for a limit on the ability of a DMS Entity to compete in any line of business with any Person or in any geographic area during any period of time after the Closing; and

(l) under which the DMS Entities made payment in excess $10,000,000 during fiscal year 2004, other than Contracts for purchases and sales of commodities in the ordinary course relating to the gathering, processing, fractionating, terminalling, and transporting of natural gas to produce natural gas and natural gas liquids.

Notwithstanding the provisions of Sections 3.4(a)-(l), Material Contracts shall be deemed not to include the Contracts referred to in Section 3.10 or set forth on Schedules 3.10(b), (c), (d) or (i).

Except as set forth on Schedule 3.4(i), as of the date hereof, (i) each Material Contract is valid, binding, in full force and effect, and enforceable by the applicable DMS Entity in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws or equitable principles relating to or affecting the rights of creditors generally; (ii) the DMS Entities are not in default thereunder in any material respect and have not received written notice alleging a material default or a material breach under any such Material Contract (other than notices of default or breach that have been rescinded or with respect to defaults or breaches that have been cured or waived); (iii) the DMS Entities have not modified any of the material terms thereof and (iv) to the knowledge of Sellers, no other party to any Material Contract is in breach or default in any material respect thereunder. True copies of the Material Contracts, including all substantive amendments, waivers and modifications thereto, have been made available to Buyers, except for those Material Contracts identified on Schedule 3.4(i) as not having been made available to Buyers.

Schedule 3.4 (ii) sets forth, as of the date hereof, each Hedging Obligation of the DMS Entities.

3.5 Real Property.

(a) The DMS Entities have good and marketable title, free and clear of all Liens, to all material real property, owned by, and a valid leasehold interest in all material real property leased by, the DMS Entities, except (a) Permitted Liens and (b) Real Estate Permitted Liens. Schedule 3.5 contains a list, as of the date of this Agreement, of all real property owned in fee by any DMS Entity.

(b) To the knowledge of Sellers, (i) the DMS Entities at and immediately following the Closing will have all material easements, rights of way, licenses and use

28	Purchase Agreement

agreements necessary to conduct the Business (as the Business was conducted throughout the period from December 31, 2004 through the date hereof) and (ii) at and immediately following the Closing, there will not be any gaps, defects or deficiencies in the easements, rights of way, licenses and use agreements used in the Business that would, individually or in the aggregate, materially impair or disrupt the conduct of the Business (as the Business was conducted throughout the period from December 31, 2004 through the date hereof).

3.6 Personal Property; Sufficiency of Assets.

(a) The DMS Entities have good and valid title to, an adequate and valid leasehold interest in, or other right to use all of the tangible assets and properties (other than real property, which is addressed in Section 3.5) that are reflected in the balance sheet dated December 31, 2004 included in the Partnership Financial Statements or were acquired since December 31, 2004 (the “Personal Property”), except for Personal Property disposed of since December 31, 2004 in the ordinary course of business and except as disclosed on Schedule 3.11.

(b) Except as set forth on Schedule 3.6(b), the real property, Personal Property, Material Contracts, Intellectual Property, and Permits (the “Business Assets”) owned, leased, held or licensed by the DMS Entities constitute substantially all of the real property, Personal Property, Material Contracts, Intellectual Property, and Permits used by the DMS Entities in the conduct of the Business as conducted as of the date hereof, except assets and properties that may be necessary to the conduct of the Business as of the date hereof and that (i) are listed on Schedule 3.6(b) and will be transferred to the DMS Entities on or prior to the Closing Date, or (ii) will be provided or otherwise made available to the DMS Entities or Buyers on or after the Closing Date, including pursuant to the Transition Services Agreement. The Business Assets (including the assets and properties on Schedule 3.6(b) which, for the avoidance of doubt, are not being sold to Buyers pursuant to this Agreement unless otherwise provided) constitute such assets and rights as are sufficient to enable Buyers and the DMS Entities to conduct the Business as conducted from December 31, 2004 through date hereof from and after the Closing in substantially the same manner as it was conducted during such period, except (x) for assets that will be transferred to the DMS Entities on or prior to the Closing Date, (y) for assets and properties disposed of, eliminated, consumed, transferred, replaced or conveyed since December 31, 2004 in the ordinary course of business, and (z) as disclosed on Schedule 3.11.

3.7 Authorization; No Conflicts. The execution, delivery and performance by Seller Parties of this Agreement have been duly and validly authorized by the Board of Directors of each Seller Party and by all other necessary corporate action on the part of each Seller Party. This Agreement constitutes a legally valid and binding obligation of each Seller Party enforceable against each Seller Party in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally. Except for matters identified on Schedule 3.7, any Approvals set forth on Schedule 9.1(b) and any consents set forth on Schedule 9.2(e), the execution and delivery by each Seller Party of this Agreement and performance by Sellers and the DMS Entities of the transactions contemplated by this Agreement will not (i) violate, or constitute a breach or default (whether upon lapse of time and/or the occurrence of any act or event or otherwise) under, the charter documents, by-laws or other organizational documents, as applicable, of the Seller Parties or the DMS Entities or

29	Purchase Agreement

(ii) materially violate, or constitute a material breach or default (whether upon lapse of time and/or the occurrence of any act or event or otherwise) under any Material Contract, (iii) result in the imposition of any Lien against any material assets or properties of the DMS Entities, (iv) materially violate any Law, or (v) require any material Approvals or consents to be obtained.

3.8 Actions. There is no Order or Action pending or, to the knowledge of Sellers, threatened in writing against Sellers or any of their Affiliates that seeks to enjoin the consummation of the transactions contemplated herein. Schedule 3.8 sets forth a list as of the date hereof of all pending or, to the knowledge of Sellers, threatened Actions in which any of the DMS Entities is a party.

3.9 Compliance with Law. Except as set forth on Schedule 3.9, each of the DMS Entities is, and, to the knowledge of Sellers, VESCO is, in compliance in all material respects with all Laws. To the knowledge of Sellers, there are no investigations or reviews pending or threatened by any Governmental Entity relating to any alleged violation of Law arising out of the operation of the Business. It is the intent of the Parties that this representation and warranty is not applicable to matters relating to Taxes, employees and employee benefit matters or environmental matters, which are the subject of Sections 3.3, 3.10 and 3.12, respectively.

3.10 Employees and Employee Benefit Matters.

(a) Schedule 3.10(a) sets forth a list as of the date hereof of all employees employed by the DMS Entities and each other employee whose duties relate primarily to the Business by name, position or job title, rate of pay and date of hire, but excluding any such employees who, as of the date hereof, are receiving long-term disability benefits under any of Sellers’ Benefit Plans or who have applied for such benefits due to a disability under such plans but are awaiting a determination as to their eligibility therefor (such list as may be modified as provided below, “Business Employees”). Business Employees shall not include any former employees of Sellers or their Affiliates. The information set forth on Schedule 3.10(a) shall be updated as of the Closing Date to include Business Employees hired, in the ordinary course of business, after the date hereof and to delete Business Employees who are no longer employed in the Business as of the Closing Date, and to reflect any changes with respect to long-term disability status as described above between the date hereof and the Closing Date.

(b) As of the date hereof, neither the DMS Entities nor Sellers are a party to any current labor or collective bargaining agreement with respect to the Business Employees. Except as set forth on Schedule 3.10(b), as of the date hereof, (i) to the knowledge of Sellers, there are no union organizing efforts with respect to the Business Employees; (ii) there are no strikes, work stoppages or slowdowns pending or, to the knowledge of Sellers, threatened against the DMS Entities; (iii) the DMS Entities are not a party to any contract of employment with a Business Employee that cannot be terminated at no expense to the DMS Entities (other than expenses incurred pursuant to Sellers’ Benefit Plans); (iv) there are no Actions against the DMS Entities pending or, to the knowledge of Sellers, threatened to be brought or filed against the DMS Entities with any Governmental Entity in connection with the employment by the DMS Entities of the Business Employees; and (v) the DMS Entities are currently in compliance in all material respects with all Laws relating to employment and employment practices.

30	Purchase Agreement

(c) Schedule 3.10(c) sets forth a list identifying each “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, each “employee pension benefit plan,” as defined in Section 3(2) of ERISA, and each other plan providing for insurance coverage (including any self-insured arrangements), disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, deferred compensation, profit sharing, bonuses, stock options, stock appreciation rights, stock purchase or post-retirement benefits which is maintained, administered, or contributed to by Sellers, the DMS Entities or any of their ERISA Affiliates and which covers any employee or former employee of the DMS Entities or under which the DMS Entities or any of their ERISA Affiliates has any liability on behalf of any employee or former employee of the DMS Entities. Such plans are referred to in this Agreement as the “Sellers’ Benefit Plans.” Sellers have made available to Buyers accurate and complete copies as of the date hereof of (i) each Sellers’ Benefit Plan, including, where applicable, the plan document, trust agreements (or other funding arrangements) and amendments, (ii) the most recent annual report (Form 5500 including all schedules thereto) prepared in connection with any Sellers’ Benefit Plan required to file such report, (iii) the most recent actuarial valuation report prepared in connection with any Sellers’ Benefit Plan required to maintain such report, and (iv) the latest IRS determination letter obtained with respect to each Sellers’ Benefit Plan intended to be qualified under Section 401(a) or 501(a) of the Code.

(d) Except as set forth on Schedule 3.10(d), no Sellers’ Benefit Plan (i) constitutes a “multiemployer plan,” as defined in Section 3(37) of ERISA (for purposes of this Section, a “Multiemployer Plan”), (ii) is maintained in connection with a trust described in Section 501(c)(9) of the Code or welfare benefit fund described in Section 419 of the Code, or (iii) is subject to Title IV of ERISA or to the minimum funding standards of ERISA or the Code. Neither Sellers, the DMS Entities nor any of their ERISA Affiliates has incurred any material liability under Title IV of ERISA arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA, except for any liabilities which have been satisfied or waived.

(e) There are no accumulated funding deficiencies as defined in Section 412 of the Code (whether or not waived) with respect to any Sellers’ Benefit Plan.

(f) Each Sellers’ Benefit Plan that is intended to be qualified under Section 401 of the Code either (i) has received a favorable determination letter from the Internal Revenue Service to the effect that such Sellers’ Benefit Plan is qualified and any trust thereunder is exempt from Federal income taxes under Section 501 of the Code, or (ii) is still within the “remedial amendment period,” as defined in Section 401(b) of the Code and the regulations thereunder. No such determination letter has been revoked nor, to the knowledge of Sellers, has revocation been threatened by the Internal Revenue Service, nor has any such Sellers’ Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect that would materially and adversely affect its qualification.

(g) Except as set forth on Schedule 3.10(g), each Sellers’ Benefit Plan has been maintained in all material respects in accordance with (i) its terms and (ii) the requirements prescribed by all Laws, including ERISA and the Code. There is no Lien upon any Business Asset outstanding pursuant to Section 412(n) of the Code in favor of any employee benefit plan, program or arrangement. No Business Asset has been provided as security for any employee benefit plan, program or arrangement pursuant to Section 401(a)(29) of the Code.

31	Purchase Agreement

(h) Neither the DMS Entities nor any of their Representatives has, with respect to any Sellers’ Benefit Plan, engaged in or been a party to any “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code.

(i) Except as set forth on Schedule 3.10(i), neither Sellers, the DMS Entities nor any of their ERISA Affiliates provides on behalf of any Business Employees, and neither Sellers, the DMS Entities nor any of their ERISA Affiliates has any liability on behalf of any Business Employee for, post-retirement medical, health or life coverage or contributes to any employee welfare benefit plan that provides for medical, health or life benefit coverage following termination of employment except as is required by Section 4980B of the Code.

(j) There are no pending material claims, suits or other proceedings, or, to the knowledge of Sellers, any threatened claims, suits or other proceedings, by any Business Employees, or plan participants or the beneficiaries, spouses or Representatives of any of them, against any Sellers’ Benefit Plan, the assets held thereunder, the trustee of any such assets, or the DMS Entities relating to the Sellers’ Benefit Plans, other than ordinary and usual claims for benefits by participants or beneficiaries.

3.11 Operation in the Ordinary Course. Except as set forth on Schedule 3.11, since December 31, 2004, the Business and, to the knowledge of Sellers, the VESCO Business, has been operated in the ordinary course of business in all material respects.

3.12 Environmental Compliance.

(a) Except as set forth on Schedule 3.12:

(1) each of the DMS Entities is, and, to the knowledge of Sellers, VESCO is, in compliance, in all material respects, with all Environmental Laws;

(2) the DMS Entities hold, and, to the knowledge of Sellers, VESCO holds, all Permits that are required of the DMS Entities or VESCO, as applicable, by Environmental Laws to conduct the Business or the VESCO Business, as applicable, as conducted as of the date hereof, and all such Permits are valid and in full force and effect, except where the failure to hold any such Permit or for such Permit to be in full force and effect does not constitute a Material Adverse Effect;

(3) the DMS Entities have not, and, to the knowledge of Sellers, VESCO has not, during the past three years, received any written notice of any alleged violation of or liability under any Environmental Laws from any Governmental Entity;

(4) there are no pending Orders or Actions involving environmental matters or Environmental Laws against the DMS Entities and, to the knowledge of the Sellers, VESCO, and to the knowledge of Sellers no such Actions have been threatened; and

32	Purchase Agreement

(5) there has been no Release of a Contaminant at or from the real property owned or leased by the DMS Entities, and, to the knowledge of Sellers, at or from the real property owned or leased by VESCO, in each case that requires remediation by the DMS Entities or VESCO, as applicable, of soil, groundwater, surface water or sediments pursuant to Environmental Laws.

(b) This Section 3.12 contains the sole and exclusive representations and warranties of Sellers with respect to any environmental matters, including any matters arising under Environmental Laws.

3.13 Permits. The DMS Entities hold all Permits that are required of the DMS Entities by any Governmental Entity to conduct the Business as conducted as of the date hereof, and all such Permits are valid and in full force and effect, except where the failure to hold any such Permit or for such Permit to be in full force and effect does not constitute a Material Adverse Effect. No proceeding is pending or, to the knowledge of Sellers, threatened with respect to any alleged failure by the Business or any DMS Entity to have any material Permit or be in compliance therewith. It is the intent of the Parties that this representation and warranty is not applicable to Permits required to be held by the DMS Entities under Environmental Laws, which are the subject of Section 3.12.

3.14 Intellectual Property. The DMS Entities own, or are licensed or otherwise have the right to use, all Intellectual Property used by the DMS Entities on the date hereof in the conduct of the Business, except where the failure to do so would not reasonably be expected to materially impair the conduct of the Business by Buyers or the DMS Entities. None of the DMS Entities has violated or infringed upon the Intellectual Property of others and the Intellectual Property of the DMS Entities does not materially infringe upon the rights of others; provided, however, that, Sellers make no representations or warranties in this regard with respect to violations and infringements resulting from Intellectual Property licensed or sold to the DMS Entities by third parties. Except as listed in Schedule 3.14, no Person has notified the DMS Entities in writing that its use of its Intellectual Property infringes on the rights of any Person that gives rise to any material liability on the part of the DMS Entities, and, to Sellers’ knowledge, no Person is infringing on any right of the DMS Entities with respect to any such Intellectual Property.

3.15 Insurance. Schedule 3.15 contains a list of all material policies of insurance and related surety and surety bond arrangements held by or for the benefit of any of the DMS Entities as of the date hereof. Except as set forth on Schedule 3.15, all such policies are in full force and effect in all material respects, all premiums due and payable thereon covering all periods up to and including the date hereof have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and as of the date hereof no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

3.16 Preferential Purchase Rights. Except as set forth on Schedule 3.16, (a) there are no preferential purchase rights or options, rights of first offer, rights of first refusal, and similar rights held by any Person other than a DMS Entity that gives the holder thereof the right

33	Purchase Agreement

to purchase or acquire any interest owned, directly or indirectly, by Sellers in a DMS Entity and (b) to the knowledge of Sellers, there are no preferential purchase rights or options, rights of first offer, rights of first refusal, and similar rights held by any Person not a party to this Agreement that gives the holder thereof the right to purchase or acquire any interest owned, directly or indirectly, by Sellers in GCF or VESCO.

3.17 No Brokers or Finders. Except for the fees and commissions payable to Credit Suisse First Boston LLC, which will be the sole responsibility of Sellers, no agent, broker, finder, or investment or commercial banker, or other Person or firm engaged by or acting on behalf of Sellers or any of their Affiliates in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement is or will be entitled to any broker’s or finder’s or similar fee or other commission arising in connection with this Agreement or such transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYERS

Buyers represent and warrant, jointly and severally, to Sellers as follows:

4.1 Organization and Related Matters. Each Buyer is a duly formed, validly existing limited liability company or limited partnership, as the case may be, under the laws of the State of Delaware. Targa is a duly formed, validly existing corporation duly incorporated under the laws of the State of Delaware. Each Buyer Party has the necessary limited liability company, partnership or corporate power and authority to execute, deliver and perform this Agreement. Buyers have full limited liability company power and authority to own its properties and assets and to carry on its business as now conducted, except where the failure to be so qualified would not, individually or in the aggregate, be reasonably expected to have a material adverse effect on such Buyer’s ability to perform its obligations under this Agreement.

4.2 Authorization; No Conflicts. The execution, delivery and performance of this Agreement by each Buyer Party have been duly and validly authorized by all necessary limited liability company, partnership or corporate action on the part of each Buyer Party. This Agreement constitutes a legally valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms except as may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally. Except for any Approvals set forth on Schedule 9.1(b) and any consents set forth on Schedule 9.3(d), the execution, delivery and performance of this Agreement by each Buyer Party will not (i) violate, or constitute a breach or default (whether upon lapse of time and/or the occurrence of any act or event or otherwise) under the charter documents or by-laws of each Buyer Party, (ii) materially violate, or constitute a material breach or default (whether upon lapse of time and/or the occurrence of any act or event or otherwise) under any Contract to which each Buyer Party is a party, (iii) result in the imposition of any Lien against any material assets or properties of Buyer Parties, (iv) materially violate any Law, or (v) require any material Approvals or consents to be obtained.

4.3 Actions. There is no Order or Action pending or, to the knowledge of Buyers, threatened against Buyers or any of their Affiliates or against the Warburg Pincus Equity

34	Purchase Agreement

Investors, that individually or when aggregated with one or more other Orders or Actions has or could reasonably be expected to have a material adverse effect on each Buyer’s ability to perform its obligations under this Agreement.

4.4 No Brokers or Finders. Except for the fees and commissions of Merrill Lynch, Pierce, Fenner & Smith Incorporated, which shall be the sole responsibility of Buyers, no agent, broker, finder or investment or commercial banker, or other Person or firms engaged by or acting on behalf of each Buyer or their Affiliates in connection with the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement, is or will be entitled to any broker’s or finder’s or similar fees or other commissions arising in connection with this Agreement or the transactions contemplated herein.

4.5 Financing. Buyers have received, accepted and delivered to Sellers true and correct executed copies of (i) a commitment letter from certain lenders (the “Debt Financing Commitment Letter”), pursuant to which such lenders have committed to provide to Buyers debt financing in the amounts set forth therein, subject only to the terms and conditions set forth therein (such debt financing, the “Debt Financing”), and (ii) an equity commitment letter from the Warburg Pincus Equity Investors (the “Equity Financing Commitment Letter” and together with the Debt Financing Commitment Letter, the “Financing Commitments”), pursuant to which the Warburg Pincus Equity Investors have committed to provide to Buyers equity financing in the amounts set forth therein, subject only to the terms and conditions set forth therein (such equity financing, the “Equity Financing” and together with the Debt Financing, the “Financing”). None of the Financing Commitments has been amended or modified prior to the date of this Agreement and, as of the date hereof, the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect. To the knowledge of Buyers, the Financing Commitments are in full force and effect. Buyers and the Warburg Pincus Equity Investors do not have, and, to the knowledge of Buyers, the lenders party to the Debt Financing Commitment Letter do not have, any conditions precedent or other agreements related to the funding of the full amount of the Financing between Buyers or the Warburg Pincus Equity Investors and the lenders party to the Debt Financing Commitment Letter, other than as set forth in or contemplated by the Financing Commitments. The aggregate proceeds contemplated by the Financing Commitments, together with available cash of the Buyers, will be sufficient for Buyers to pay the Purchase Price, and to pay all related fees and expenses. As of the date of this Agreement, Buyers do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Buyers on the Closing Date.

4.6 Investment Representation. Each Buyer is aware that the Interests are not registered under the Securities Act. Each Buyer is an “accredited investor” as defined under the Securities Act and possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investments hereunder. Each Buyer is acquiring the Interests from Sellers for its own account as principal, for investment purposes only and not with a view to the distribution thereof. Each Buyer agrees that the Interests will not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to a valid exception from registration under the Securities Act.

35	Purchase Agreement

ARTICLE V

COVENANTS WITH RESPECT TO THE PERIOD PRIOR TO THE CLOSING

5.1 Access.

(a) Between the date hereof and the Closing Date, Sellers shall cause the DMS Entities to authorize and permit Buyers and their Representatives (including their independent accountants and counsel) to have reasonable access during normal business hours, upon reasonable prior notice and in such manner as will not unreasonably interfere with the operations or conduct of the Business or the other businesses of Sellers or their Affiliates, to such (i) facilities and assets of the DMS Entities, (ii) properties, books and records relating to the Business and (iii) officers of Sellers or their Affiliates, in each case, as Buyers may from time to time reasonably request for the purpose of obtaining any necessary Approvals of, consents for or Permits for the transactions contemplated by this Agreement; provided, however, that neither Sellers nor the DMS Entities shall be required to supply any document or information or take any other action that would or may reasonably be expected to constitute a waiver of the attorney-client or other legal privilege or protection, violate any Law, or result in a breach of or a default under any obligation owed to a third party. All requests for such access shall be made to such of Sellers’ Consent Representatives as Sellers shall designate, who shall be solely responsible for coordinating and shall coordinate all such requests and all access permitted hereunder. Any information provided to or obtained by Buyers or their representatives under this Section 5.1 shall be subject to the terms of the confidentiality agreement dated May 18, 2005, between Targa, and Dynegy (as amended, the “Confidentiality Agreement”) provided the Confidentiality Agreement shall expire at the Closing.

(b) Prior to the Closing Date, the Sellers shall cause the Electronic Data Room to be maintained and shall allow Buyers continued access to the Electronic Data Room. The Sellers will use commercially reasonable efforts to cause IntraLinks not later than ten (10) Business Days after the Closing to provide to Buyers an electronically readable form of the data included in the Electronic Data Room or, if unsuccessful in such regard, will directly provide such data to Buyers.

5.2 Conduct of Business. During the period from the date of this Agreement to the Closing Date, except as set forth on Schedule 5.2 or otherwise provided for in, or contemplated by, this Agreement (including the sale of GCF, as contemplated by Section 2.2(b)), Sellers shall and shall cause the DMS Entities to conduct the Business in the ordinary course of business consistent with past practice (including making capital expenditures, maintaining and building inventories and posting Cash Collateral) and, without the prior written consent of Buyers, which consent shall not be unreasonably withheld, delayed or conditioned, the DMS Entities shall not and Sellers’ shall cause the DMS Entities not to:

(a) conduct the Business in any manner other than in the ordinary course;

(b) except to the extent required by Law, (i) increase in any material respect the compensation, pension or welfare benefits of any of the Business Employees, except in the ordinary course of business, (ii) enter into any new, or amend any existing, severance or change in control plan the obligations of which will be retained by the DMS Entities or assumed by

36	Purchase Agreement

Buyers post-Closing, or (iii) enter into any Contracts of employment other than at-will agreements or arrangements (other than, with respect to this clause (iii), Contracts terminable by the DMS Entities without any obligation or liability to Buyers or the DMS Entities after the Closing Date);

(c) sell, transfer, lease or license or otherwise dispose of any material assets, except (i) for dispositions of property which are not strategic to or required in the Business not greater than U.S.$5,000,000 in the aggregate, (ii) for sales of inventory or obsolete, damaged, broken, or excess equipment in the ordinary course of business or grants of licenses in the ordinary course of business, or (iii) pursuant to any Contracts in effect on the date hereof or entered into in compliance with this Section 5.2;

(d) make any capital expenditures or commitments with respect thereto in excess of U.S.$5,000,000 in the aggregate, except (i) pursuant to any Contracts in effect on the date hereof or entered into in compliance with this Section 5.2; (ii) pursuant to the capital expenditure forecast set forth on Schedule 5.2(d); or (iii) as reasonably required in order to effectuate unplanned repair or maintenance of facilities and equipment in a manner consistent with past practice;

(e) acquire by merging or consolidating with, by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets that are material, individually or in the aggregate, to the Business, except pursuant to capital expenditures in accordance with Schedule 5.2(d);

(f) except in connection with a lease pursuant to clause (g) below, incur any indebtedness for borrowed money, other than indebtedness incurred in the ordinary course (including accounts payable) to be repaid at or prior to the Closing;

(g) enter into any leases for new or existing equipment, which lease requires payment in excess of U.S.$5,000,000 in the aggregate, other than with respect to entering into any lease for new or existing equipment for the replacement of or substitution for equipment presently leased for which the leasing Contract terminates by the passage of time;

(h) enter into any joint venture, partnership or other similar arrangement;

(i) except as permitted by its terms, amend in any material respect or terminate any Material Contract other than in the ordinary course of business;

(j) enter into any new Contract that would have been deemed a Material Contract, except for Contracts (i) entered into in the ordinary course of business and (ii) which are not reasonably expected to require payment by, or impose obligations on, the DMS Entities taken as a whole, or generate revenues for, the DMS Entities taken as a whole, (A) in the case of upstream commodity and services contracts, in excess of $7,500,000 per year, (B) in the case of downstream commodity, processing, fractionating, terminalling, and transport contracts, in excess of $15,000,000 per month and (C) in the case of Contracts other than those specified in clause (A), clause (B) or other than those for the purchase of commodities relating to the gathering, processing, fractionating, terminalling and transporting or natural gas and natural gas liquids, in excess of $10,000,000 per year.

37	Purchase Agreement

(k) change or amend their charter documents or bylaws;

(l) make any material change in any method of accounting or accounting principles, practices or policies, other than those required by GAAP or Law;

(m) enter into any new agreement or arrangement with Dynegy or any of its Affiliates (other than another DMS Entity) (provided that this paragraph (m) shall not be deemed to prohibit performance by the DMS Entities in accordance with the terms of agreements existing on the date hereof with Dynegy or any of its Affiliates);

(n) issue, sell, redeem or acquire for value any Equity Securities of any of the DMS Entities;

(o) take any action, refrain from taking any action, or enter into any Contract that would result in the imposition of any Lien on any properties or assets used in the Business other than (x) Permitted Liens, and (y) Real Estate Permitted Liens;

(p) enter into any Hedging Obligation except (i) in the ordinary course of business consistent with past practice over the prior twelve months from the date hereof and (ii) with a term of less than 60 days with respect to activities of or relating to the following Business Units: (i) Permian Basin Region; (ii) North Texas Region; (iii) Southwest Louisiana Area; and (iv) Southeast Louisiana Area, and a term ending on or prior to April 1, 2006 with respect to activities of or relating to the following Business Units: (i) Louisiana Area Assets; (ii) Houston Area Assets; (iii) Wholesale Marketing and Commercial Transportation; and (iv) NGL Marketing;

(q) enter into Agreement with respect to any sale or disposition of assets or properties of the DMS Entities which impose post-closing indemnification obligations upon any of the DMS Entities with respect to such sale or disposition; or

(r) agree to or make any binding commitment to take any actions prohibited by this Section 5.2.

Notwithstanding the foregoing, nothing contained in this Agreement shall give Buyers, directly or indirectly, the right to control or direct the DMS Entities’ operations or the Business prior to the Closing Date.

Buyers hereby designate the two officers of Buyers or their Affiliates listed on Schedule 5.2, or such other officers as Buyers may hereafter designate upon written notice to Sellers (the “Buyers’ Consent Representatives”), to be responsible for determining whether consent to any action prohibited by this Section 5.2 shall be given by Buyers. Sellers hereby designate the two officers of Sellers or their Affiliates listed on Schedule 5.2, or such other officers as Sellers may hereafter designate upon written notice to Buyers (the “Sellers’ Consent Representatives”), to contact Buyers’ Consent Representatives with any requests for consent to any action prohibited by this Section 5.2. Buyers’ Consent Representatives shall respond

38	Purchase Agreement

promptly in writing to any request for consent to the taking of any action under this Section 5.2. If Buyers’ Consent Representatives do not respond in writing to any request within three (3) Business Days of its receipt, such consent will be deemed to have been given. The time periods within which Buyers’ Consent Representatives must respond shall commence on the date on which either of Buyers’ Consent Representatives receives a written request for consent.

5.3 Efforts; No Inconsistent Action.

(a) Subject to the terms and conditions hereof, in addition to any express obligations set forth herein, Buyers and Sellers shall cooperate and use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions to each other’s obligation to close the transactions contemplated hereby as set forth in Article IX to be satisfied.

(b) In furtherance and not in limitation of the foregoing, Buyers and Sellers shall use commercially reasonable efforts to file Notification and Report Forms under the Hart-Scott-Rodino Act and similar merger control filings as promptly as practicable following the date hereof and in any event no later than ten Business Days following the date hereof. Buyers and Sellers shall each be responsible for one-half of any and all application or filing fees with respect to applications made with respect to any and all applications or filings under the Hart-Scott-Rodino Act and similar applications and filings. As promptly as practicable following the date hereof, and in no event later than 20 Business Days following the date hereof, Buyers and Sellers shall make all necessary filings for all other Approvals required from Governmental Entities to consummate the transactions contemplated by this Agreement. Buyers and Sellers shall cooperate and use commercially reasonable efforts to obtain any Approvals required for the Closing (including through compliance with the Hart-Scott-Rodino Act), to respond to any requests for information from a Governmental Entity, and to contest and resist any Action and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, Buyers agree to use their best efforts to promptly secure clearance under the Hart-Scott-Rodino Act and other Approvals with respect to the consummation of the transactions contemplated by this Agreement.

(c) To the extent permitted by Law, Buyers and Sellers shall each provide the other the opportunity to make copies of all material correspondence, filings or communications (or memoranda setting forth the substance thereof) between such Party or its Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated by this Agreement, except for documents filed pursuant to Item 4(c) of the Hart-Scott-Rodino Notification and Report Form or communications regarding the same or documents or information submitted in response to any request for additional information or documents pursuant to the Hart-Scott-Rodino Act which reveal Sellers’ or Buyers’ negotiating objectives or strategies or purchase price expectations. Buyers and Sellers acknowledge that all such information provided pursuant to the foregoing sentence shall be subject to the terms of the Confidentiality Agreement.

39	Purchase Agreement

(d) Each of Buyers and Sellers will give the other(s) reasonable notice of and a reasonable opportunity to participate in contacts and meetings with any Governmental Entity regarding antitrust or merger control matters, including cooperation in the scheduling of such contacts and meetings. Buyers and Sellers shall cooperate with each other to the extent reasonable in connection with the foregoing. In furtherance and not in limitation of the foregoing, Buyers and Sellers shall notify and keep the other advised as to (i) any material communication from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any of the transactions contemplated hereby and (ii) any Action pending and known to such Party or, to its knowledge, threatened, which challenges the transactions contemplated hereby. Buyers and Sellers shall not take any action inconsistent with their obligations under this Agreement that would materially hinder or delay the consummation of the transactions contemplated by this Agreement.

(e) Prior to the Closing, the Parties shall use commercially reasonable efforts to obtain (and cooperate with the other Parties in obtaining) all material consents, permits, authorizations, approvals of, and exemptions by, any third party necessary for the consummation of the transactions contemplated by this Agreement.

(f) All documents required to be filed by any of the Parties or any of their respective Affiliates with any Governmental Entity in connection with this Agreement or the transactions contemplated by this Agreement will comply in all material respects with the provisions of Law.

5.4 Financing.

(a) Buyers will promptly notify Sellers, in writing, (i) of any proposal by any of the lenders party to the Debt Financing Commitment Letter to amend, modify, withdraw or terminate the Debt Financing Commitment Letter (or any material breach by any party to the Debt Financing Commitment Letter) in any manner that is reasonably likely to impair materially the likelihood of receipt at Closing of funds necessary to consummate the transactions contemplated hereby or (ii) of any proposal by the Warburg Pincus Equity Investor to amend, modify, withdraw or terminate the Equity Financing Commitment Letter in any manner that is reasonably likely to impair materially the likelihood of receipt at Closing of funds necessary to consummate the transactions contemplated hereby. In addition, upon Sellers’ reasonable request, Buyers shall advise and update Sellers, in a level of detail reasonably satisfactory to Sellers, with respect to the status, proposed closing date and material terms of the proposed Debt Financing and to provide to Sellers copies of all agreements related to the Debt Financing (other than ancillary documents, subject to confidentiality agreements). Buyers shall not consent to any amendment, modification or early termination of the Debt Financing Commitment Letter that is reasonably likely to impair materially the likelihood of receipt at the Closing of funds necessary to consummate the transactions contemplated hereby.

(b) Sellers shall provide, and shall cause their Affiliates to provide, and shall use their respective reasonable best efforts to cause the respective officers, employees, Representatives and advisors (including legal and accounting advisors) of Sellers and their respective Affiliates to provide, to Buyers all cooperation requested by Buyers that is necessary, proper or advisable in connection with the Debt Financing and the other transactions

40	Purchase Agreement

contemplated hereby, in each case upon Buyers’ request with reasonable prior notice, including (i) participation in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, (iii) furnishing Buyers and their financing sources with the Required Information, (iv) furnishing Buyers and their financing sources with the Additional Required Information, (v) obtaining accountants’ comfort letters, legal opinions, surveys and title insurance as reasonably requested by Buyers, and (vi) (A) permitting the prospective lenders involved in the Debt Financing to identify and evaluate the Partnership’s assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements, and (B) establishing for Buyers bank and other accounts and blocked account agreements in connection with the foregoing. Buyers acknowledge that the assistance provided by Sellers, their Affiliates and each of their respective Representatives are being provided at the request of Buyers. Buyers shall indemnify and hold harmless Sellers, their Affiliates and each of their respective Representatives from and against any Indemnifiable Losses resulting from any assistance or activities provided pursuant to this Section 5.4, except to the extent that such Indemnifiable Losses arose or resulted from (i) any breach by any Seller of its obligations, representations, warranties, covenants or agreements under this Agreement (without giving effect to any materiality, Material Adverse Effect or similar qualifiers except as specified in Section 11.1), or (ii) the gross negligence or willful misconduct of any Seller, any Affiliate of any Seller or any of their respective Representatives. The provisions of this Section 5.4(b) (including the indemnity provisions) shall not affect any rights of any Buyer or any Affiliate or Representative thereof under Section 11.1. Buyers shall, promptly upon request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket costs incurred by the Sellers and their Affiliates in connection with such cooperation.

(c) Buyers shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Financing Commitments, including using reasonable best efforts to (i) maintain in effect the Financing Commitments, (ii) satisfy on a timely basis all conditions applicable to Buyers to obtaining the Financings set forth therein (including by consummating the Equity Financing pursuant to the terms of the Equity Financing Commitment Letter), (iii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Financing Commitment Letter (including the related flex provisions) or on other terms not materially less beneficial to Buyers, including with respect to conditionality, as determined in the reasonable judgment of Buyers, and (iv) consummate the Financings at or prior to Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment Letter, Buyers shall use their reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms not materially less beneficial to Buyers (as determined in the reasonable judgment of Buyers) as promptly as practicable following the occurrence of such event but no later than the last day of the Marketing Period. For the avoidance of doubt, in the event that (x) all or any portion of the Debt Financing structured as high yield financing has not been consummated, (y) all closing conditions contained in Article IX shall have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date and

41	Purchase Agreement

which the Sellers would be able to satisfy at the Closing if the Closing were to occur at such time) and (z) the bridge facilities contemplated by the Debt Financing Commitment Letter (or alternative bridge financing obtained in accordance with this Section 5.4(c)) are available on the terms and conditions described in the Debt Financing Commitment Letter (or replacements thereof as contemplated by this Section 5.4(c)), then Buyers shall use the proceeds of such bridge financing to replace such high yield financing no later than the last day of the Marketing Period.

(d) In the event that following the commencement of the Pre-Marketing Period, Sellers become aware, either by notice from Buyers or otherwise, that any of the information specified in the definition of Required Information is not Compliant, Sellers shall promptly deliver to Buyers such corrective information as may be necessary such that such Required Information, as corrected, is Compliant.

42	Purchase Agreement

5.5 Supplemental Disclosure.

(a) Prior to the third (3rd) Business Day preceding the Closing Date, Sellers shall supplement the Disclosure Schedules relating to Article III hereunder, as appropriate, with respect to any matter that arises or becomes known by Sellers after the date hereof and that would have been required to be set forth or described in the Disclosure Schedules had such matter existed or been known to Sellers as of the date of this Agreement; provided that the Sellers shall not be entitled to update the Disclosure Schedules for errors or omissions to the Disclosure Schedules as of the date hereof. Any such update shall be made promptly after such matter arises or becomes known to any Seller Party, as applicable. Any such update of the Disclosure Schedules will be deemed to have cured any breach of any representation or warranty made in this Agreement with respect to such matter, only to the extent that the matter giving rise to such update of the Disclosure Schedules, when aggregated with all other matters giving rise to updates of the Disclosure Schedules and without taking into account any of the provisions of Article XI, has resulted in the DMS Entities, taken as a whole, being required to make payments, incur obligations, or suffer liabilities or losses of up to U.S.$10,000,000 (whether actually incurred prior to or after the Closing) (it being understood that the consummation of the Closing with respect to any such update will be deemed to constitute a waiver of a right to indemnity with respect to the breach or breaches cured by such update with respect to the first U.S.$10,000,000 in the aggregate of payments, obligations incurred, or liabilities or losses suffered in connection with such breach or breaches). In the event that any such matter giving rise to an update of the Disclosure Schedules, when aggregated with all other matters giving rise to updates of the Disclosure Schedules and without taking into account any of the provisions of Article XI, has resulted in the DMS Entities, taken as a whole, being required to make payments, incur obligations, or suffer liabilities or losses in excess of U.S.$10,000,000 (whether actually incurred prior to or after the Closing), such update will not be deemed to have cured any breach of any representation or warranty made in this Agreement with respect to such matter to the extent the aggregate amount of such payments, obligations, liabilities and losses exceed U.S.$10,000,000 in the aggregate (it being understood that the consummation of the Closing with respect to any such update will not be deemed to constitute a waiver of a right to indemnity with respect to such matters in excess of U.S.$10,000,000 in the aggregate, and the provisions of Article XI shall apply to such matters).

(b) Notwithstanding the foregoing, no matter included on any update to the Disclosure Schedules made pursuant to Section 5.5(a) will be deemed to have been disclosed for purposes of determining whether or not the conditions set forth in Section 9.2(a) have been satisfied.

(c) In the event that the matters disclosed in the supplements to the Disclosure Schedules proposed by Sellers pursuant to Section 5.5(a), individually or in the aggregate, constitute a Material Adverse Effect then Buyers shall have the right to terminate this Agreement by providing written notice of termination to Sellers. It is acknowledged and agreed that any termination of this Agreement by Buyers pursuant to this Section 5.5(c) shall not require payment of the Buyers’ Termination Fee.

43	Purchase Agreement

5.6 Consummation of Certain Pre-Closing Transactions.

(a) Prior to the Closing, Sellers shall take such action as may be necessary or appropriate to effect the transfer to the DMS Entities of the employment of each Business Employee who was employed by any Seller or Affiliate of Sellers which is not a DMS Entity.

(b) At or before the close of business on the day prior to the Closing Date:

(1) the Partnership shall pay a cash dividend or otherwise distribute to DMHI and DMGP or an Affiliate of DMHI and DMGP an aggregate amount equal to all cash and cash equivalents, if any, of the Partnership at the close of the business on the day prior to the Closing Date (including cash received by the Partnership pursuant to Section 5.6(b)(2)), other than the amount of cash required to satisfy the conditions set forth in Section 9.2(j);

(2) all accounts receivable, notes receivable and other intercompany loans (including any accrued interest thereon) payable to the DMS Entities by Dynegy or any of its Affiliates shall be paid, forgiven, contributed or otherwise eliminated or settled; and

(3) all accounts payable, notes payable and other intercompany loans (including any accrued interest thereon) payable by the DMS Entities to Dynegy or any of its Affiliates shall be paid, forgiven, contributed or otherwise eliminated or settled.

5.7 Specified Letters of Credit. Subject to the terms and conditions hereof, Buyers and Sellers shall cooperate and use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain a commitment from Chevron and VESCO on market-based terms to replace the Specified Cash Collateral with letters of credit to be issued by or on behalf of Buyers for the benefit of such Persons, as applicable, as of the Closing. In furtherance of the foregoing, Buyers shall agree to enter into letter of credit terms with Chevron and VESCO that are not materially less advantageous to Buyers than the letter of credit terms then-customarily agreed to and accepted by Chevron and VESCO for similarly situated entities (including with respect to creditworthiness) and similar underlying commercial transactions or contracts. Buyers acknowledge that the amounts required to be posted under such letters of credit are expected to cover payment obligations through stated due dates and such amounts may be higher than the amount of the Cash Collateral associated with either Chevron or VESCO.

5.8 Business Segment. The Parties shall comply with the terms of Schedule 5.8.

5.9 Quarterly Financial Statements; Footnotes. (a) Sellers shall provide to Buyers prior to the Closing true and correct copies of: (i) an unaudited consolidated balance sheet of the Partnership as of the end of each fiscal quarter ending after June 30, 2005, within 45 days following the end of such fiscal quarter, unless the applicable fiscal quarter ends less than 45 days prior to the Closing Date (in which case Sellers shall reasonably cooperate with Buyers in Buyers’ production of such financial statements), and (ii) an unaudited consolidated statement of operations and cash flows of the Partnership for the fiscal year-to date period to the end of each fiscal quarter ending after June 30, 2005, within 45 days following the end of such fiscal quarter, unless the applicable fiscal quarter ends less than 45 days prior to the Closing Date (in which case Sellers shall reasonably cooperate with Buyers in Buyers’ production of such financial statements).

44	Purchase Agreement

(b) Sellers shall deliver to Buyers unaudited footnotes relating to the Partnership Unaudited Financial Statements promptly after preparation thereof in the ordinary course consistent with past practice.

5.10 Monthly Status Meeting. From and after the date hereof until the Closing Date, Sellers shall provide a monthly written working capital report to Buyers, and Sellers and Buyers agree to and shall conduct a monthly status meeting to review the status of the Business and of matters relating to working capital, including all activities involving receivables, payables, accrued liabilities, collections and inventory.

5.11 Sublease. At the Closing, the Seller Parties shall effect a sublease in favor of Buyer or the DMS Entities of Floors 45 and 46 (or such other floors that are mutually agreeable) of the Wells Fargo Tower in Houston, Texas, such sublease to contain the same general terms and rental rates as provided to Targa in its current lease arrangement with an Affiliate of the Seller Parties for the 47th floor of the Wells Fargo Tower. Furthermore, the Seller Parties shall at Closing take such actions as may be necessary for one of the DMS Entities to own all of the equipment, furniture (including office cubicles) and artwork related to the Business and located on such floors (or located on the floors moved to such floors).

ARTICLE VI

CONTINUING COVENANTS

6.1 Cooperation; Legal Privileges.

(a) After the Closing Date, upon Sellers’ reasonable request (at Sellers’ expense for out-of-pocket expenses incurred by Buyers or the DMS Entities, but without any fees or charges being imposed by Buyers or the DMS Entities) and without necessity of subpoena or any other legal process, Buyers will, and will cause its Affiliates (including the DMS Entities) and each of their respective Representatives to, cooperate reasonably with Sellers, their Affiliates and each of their respective Representatives for purposes of permitting Sellers to address and respond to any matters that arise as a result of or are otherwise related to (i) Sellers’ prior ownership of the DMS Entities, whether or not related to this Agreement, including any claims made by or against or Actions involving Sellers or any of their Affiliates, whether involving any Governmental Entity or third party, and (ii) any work performed or handled or matters investigated by Business Employees prior to the Closing and pertaining to Dynegy’s businesses other than the Business (other than the Retained Excluded Claims). Buyers’ obligations under this Section 6.1 are in addition to Buyers’ other obligations to cooperate with Sellers contained in this Agreement.

(b) Such cooperation under Section 6.1(a) shall include (i) upon reasonable prior notice to Buyers, providing to Sellers, their Affiliates and each of their respective Representatives reasonable access during normal business hours to (A) Buyers’ and their Affiliates’ (including the DMS Entities’) respective Representatives (including auditors, counsel and tax advisors) and (B) Buyers’ and their Affiliates’ (including the DMS Entities’) properties,

45	Purchase Agreement

books, records and operating instructions and procedures, (ii) at Sellers’ cost, assisting Sellers in connection with any pending, threatened or potential Actions involving Sellers or any of their Affiliates (including the Retained Excluded Claims), including preparation for any Actions such as discovery, depositions and similar activities, (iii) at Sellers’ cost, the right to review, make and retain copies of all pertinent documents and records relating to any such matters, and (iv) requiring the appropriate Representatives of Buyers or their Affiliates (including the DMS Entities) that were employed by Sellers or their Affiliates (including the DMS Entities) prior to the Closing Date to assist Dynegy, DHI, Sellers, their respective Affiliates and each of their respective Representatives in the preparation by Dynegy and DHI of financial statements, SEC Reports and earnings release materials after the Closing Date, including certifications required by the Sarbanes Oxley Act of 2002 and other Laws and any and all backup and other certifications (including certifications supporting representation letters for periods prior to Closing) required consistent with past practice. Assistance in the preparation and execution of the foregoing, shall include, but is not limited to (W) recording accounting entries in Dynegy’s general ledger to reflect the DMS Entities operations and results in accordance with GAAP and consistent with Dynegy’s policies for the period ended prior to the Closing Date, (X) preparing income statement, balance sheet, and cash flow variance analysis consistent with past practice, and (Z) preparation of lead schedules and other information (including assistance in preparing certifications supporting representation letters for periods prior to Closing) required by Dynegy’s auditors.

(c) Without limiting Sections 6.1(a), or 6.1(b), and Buyers’ other duties of cooperation hereunder, Buyers shall cause the DMS Entities to retain, for seven years after the Closing Date, all books, records and other documents pertaining to the Business that relate to the period prior to the Closing Date, except for Tax Returns and supporting documentation relating to the Business or its assets, which shall be retained until sixty (60) days after the expiration of the applicable statute of limitations, and to make the same available to Sellers, their Affiliates and each of their respective Representatives without charge after the Closing Date for inspection at Buyers’ offices and copying by Sellers, their Affiliates or any of their respective Representatives at Sellers’ expense. At and after the expiration of such period, if Sellers or any of their Affiliates has previously requested in writing that such books and records be preserved, Buyers shall either preserve such books and records for such reasonable period as may be requested by Sellers or any of their Affiliates or transfer such books and records to Sellers or their designated Affiliates. Sellers agree that such records will be kept strictly confidential, provided such books and records may be used for purposes of accounting, Taxes, litigation, as required by any Governmental Entity, or other legitimate purpose relating to Sellers’ former ownership of the Business.

(d) Any access by Sellers to Buyers’ or the DMS Entities’ personal properties and records shall be made in a manner so not to unreasonably interfere with Buyers’ and the DMS Entities’ conduct of business. At the Closing, Sellers will enter into a Confidentiality Agreement in substantially the form attached as Exhibit E, pursuant to which Sellers will have confidentiality obligations with respect to information pertaining to the DMS Entities, including information and data to which Sellers gain access pursuant to the provisions of this Section 6.1.

6.2 Post-Closing Operations. Each Buyer acknowledges that it is an experienced and knowledgeable owner and operator of facilities and assets similar to the Business and will rely on its own expertise in conducting the Business from and after the Closing.

46	Purchase Agreement

6.3 Use of Name. Prior to the Closing, Sellers may cause the DMS Entities to remove any right, title or interest in any logo, trade name, trademark, service mark, house mark, domain name, web site or company name to the extent it contains or consists of the word “Dynegy” or the “Dynegy” emblem or any other mark in which one or the other of these elements appear. As soon as is commercially practicable after the Closing and, in any event:

(a) no later than the tenth (10th) Business Day after the Closing, Buyers shall change the name of each of the DMS Entities to eliminate therefrom any reference to the name “Dynegy”; provided, however, that Sellers may, at their election, effectuate such change prior to the Closing;

(b) no later than the sixtieth (60th) Business Day after the Closing, subject to Section 6.3(c), Buyers and their Affiliates (including the DMS Entities) shall cease all use of the name “Dynegy” (and any derivative thereof) and any logo, trade name, trademark, service mark, house mark, domain name and web site associated therewith; and

(c) no later than 365 days after the Closing, Buyers and their Affiliates (including the DMS Entities) shall remove the name “Dynegy” (and any derivative thereof) and any logos, trade names, trademarks, service marks, house marks, domain names and websites associated therewith, from all of the properties of the DMS Entities.

After the Closing, (i) Buyers shall not take, and shall not permit the DMS Entities or any Affiliate of Buyers to take, any action that would indicate to any Person that Buyers are, or the DMS Entities continue after the Closing to be, affiliated with Sellers or any of their Affiliates, and (ii) Sellers shall not take, and shall not permit any of their Affiliates to take, any action that would indicate to any Person that Sellers or any of their Affiliates continue after the Closing to in any way be affiliated with the DMS Entities or any part thereof.

6.4 Acknowledgment of Limitation of Warranties.

(a) Each Buyer hereby acknowledges that:

(1) it has selected and been represented by, and/or consulted with, such expert advisors as it has deemed appropriate in connection with the negotiation of this Agreement and its determination to enter into and consummate the transactions contemplated hereby;

(2) it is an informed and sophisticated participant in the transactions contemplated hereby and has sufficient knowledge and experience to evaluate the technical, commercial, financial, legal and other risks associated with acquiring the Interests on the terms hereunder; and

(3) it has conducted to its satisfaction a thorough and independent investigation, review and analysis of the Business, operations, assets, liabilities, results of operations, financial condition, software, technology and the prospects of the DMS Entities and the Laws applicable to the Business.

47	Purchase Agreement

(b) Each Buyer hereby agrees that, except as expressly set forth in Article III of this Agreement (collectively, the “Specified Representations”), the Interests, the Business and the assets and liabilities of the DMS Entities are transferred “AS IS,” “WHERE IS” AND, SUBJECT ONLY TO THE SPECIFIED REPRESENTATIONS, AND WITHOUT ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE WHATSOEVER, EXPRESS OR IMPLIED, ORAL OR WRITTEN, AND IN PARTICULAR, BUT WITHOUT LIMITATION, WITHOUT ANY IMPLIED WARRANTY OR REPRESENTATION AS TO:

(A)	CONDITION, VALUE, MERCHANTABILITY OR FITNESS OR SUITABILITY FOR ANY SPECIFIC PURPOSE AS TO ANY OF THE ASSETS OR PROPERTIES OF THE BUSINESS;

(B)	THE OPERATION OF THE BUSINESS BY BUYERS AFTER THE CLOSING IN ANY MANNER; OR

(C)	THE PROBABLE SUCCESS OR PROFITABILITY OF THE OWNERSHIP, USE OR OPERATION OF THE INTERESTS, BUSINESS OR ASSETS OF THE DMS ENTITIES BY BUYERS AFTER THE CLOSING.

(c) Each Buyer acknowledges and agrees that, except for the Specified Representations, neither Sellers, their Affiliates, any of their respective Representatives, nor any other Person, makes or shall be deemed to make, any representation or warranty to Buyers, express or implied, at law or in equity, on behalf of Sellers with respect to the Interests, the Business, the assets or liabilities of the DMS Entities, or otherwise, including with respect to any other information provided prior to or after the date hereof to Buyers, whether on behalf of Sellers or such other Persons. Sellers hereby disclaim any representation or warranty except for the Specified Representations, whether made by or attributed to Sellers, their Affiliates, any of their respective Representatives or any other Person, notwithstanding the delivery or disclosure to Buyers or any of its Representatives or any other Person of any documentation or other information by or purportedly by Sellers, their Affiliates, any of their respective Representatives or any other Person. In furtherance of the foregoing, each Buyer acknowledges and agrees that, except for an Action based on the Specified Representations (including any Action by Buyers alleging fraud by Sellers with respect to the Specified Representations), no Action may be brought by or on behalf of Buyers or any other Person against Sellers or any other Person, and neither Sellers nor any other Person will have or be subject to any liability or indemnification obligation to Buyers or any other Person, based on any representations and warranties or resulting from the distribution to Buyers, or Buyers’ use of, any projections, forecasts, models, modeling runs, estimates, documents, materials or any other information made available to Buyers at any time in any and all “data rooms,” management presentations, “break-out” discussions, responses to questions submitted by or on behalf of Buyers, whether orally or in writing, or in any other form in expectation or furtherance of the transactions contemplated by this Agreement.

48	Purchase Agreement

6.5 Insurance Matters.

(a) Each Buyer acknowledges and agrees that, from and after the Closing, (i) Sellers or their Affiliates will terminate coverage with respect to the DMS Covered Assets and Persons (as defined below) under any and all insurance policies (including property/casualty and workers’ compensation policies) maintained immediately prior to the Closing by Sellers or any of their Affiliates (collectively, “Sellers’ Insurance Policies”), (ii) none of the DMS Covered Assets and Persons will be covered under the Sellers’ Insurance Policies, and (iii) each Buyer shall become solely responsible for procuring, maintaining and paying for all insurance policies with respect to the DMS Covered Assets and Persons; provided, however, that, notwithstanding the foregoing, (1) no such termination of coverage under any “occurrence”-based Sellers’ Insurance Policy (other than any business interruption policy) shall be effected by Sellers or their Affiliates in such a manner as to prevent Buyers from being able to make and pursue after the Closing claims with respect to the DMS Covered Assets and Persons under such “occurrence”-based Sellers’ Insurance Policies for insured losses caused by events, facts or circumstances occurring prior to the Closing to the extent such claims could have been made thereunder immediately prior to the Closing and (2) Sellers and their Affiliates shall use their commercially reasonable efforts prior to the Closing to cause the issuer(s) of any “claims-made” Sellers’ Insurance Policy to permit Sellers and their Affiliates, during an extended reporting and discovery period of 30 days immediately following the Closing, to make claims with respect to the DMS Covered Assets and Persons under such “claims-made” Sellers’ Insurance Policies for insured losses caused by events, facts or circumstances occurring prior to the Closing to the extent such claims could have been made thereunder immediately prior to the Closing. Buyers shall notify Sellers’ and Dynegy in writing of any claim that Buyers desire to make under Sellers’ Insurance Policies that is permitted hereunder as soon as reasonably practicable after Buyers become aware of such claim, setting forth the claim and describing in reasonable detail the basis for and facts and circumstances surrounding the claim.

(b) Sellers and their Affiliates shall be entitled to receive and retain any and all amounts paid to insureds pursuant to any Sellers’ Insurance Policy in respect of any business interruption claim relating to the DMS Entities (“BI Proceeds”) in the event the entire period of business interruption occurred on or prior to the Closing. In the event the period of business interruption includes periods prior to and after the Closing Date: (i) Sellers and their Affiliates shall assume any associated waiting period days and be entitled to receive and retain the BI Proceeds attributable to the period on or prior to the Closing Date and (ii) Buyers and the DMS Entities shall assume any associated waiting period days and be entitled to receive and retain the BI proceeds attributable to the period after the Closing Date. To facilitate the foregoing allocation of BI Proceeds, the Seller Parties will use commercially reasonable efforts to have Buyers and the DMS Entities named as additional loss payees as their interests may appear under the Sellers’ Insurance Policies relating to BI Proceeds that Buyers would be entitled to receive pursuant to clause (ii) of this Section 6.5(b).

(c) From and after the Closing, Buyers shall be responsible for any and all costs and expenses related to any insurance and/or self-insurance claim filed prior to, on or after the Closing under Sellers’ Insurance Policies (other than with respect to workers’ compensation and auto liability claims, which are the responsibility of Sellers pursuant to Section 6.5(e)), including deductibles, self-insured retentions, claims adjusting expenses, loss conversion factor

49	Purchase Agreement

expenses, retroactive premium adjustments, audits, collateral requirements (including surety bonds and collateral) and associated costs (including replacing any and all outstanding Cash Collateral and/or Support Letters of Credit and/or Additional Credit Support Payments with insurers and/or surety companies in accordance with Section 2.4), uninsured losses, security deposits, legal fees, indemnity benefits, and any other costs or expenses that become due and payable by Sellers or their Affiliates in connection with any such claims. Buyers shall reimburse Sellers or their Affiliates for these costs and expenses by wire transfer of funds within twenty days of receipt from Sellers or their Affiliates of an invoice therefor in substantially the form attached as Schedule 6.5(c).

(d) The Parties shall comply with the terms of Schedule 6.5(d).

(e) Sellers acknowledge and agree that (i) Sellers are retaining responsibility for any automobile accident or automobile liability claims or any workers’ compensation claims that arise out of the conduct of the Business or Sellers’ ownership or use of the assets and properties of the DMS Entities prior to the Closing Date and (ii) Sellers shall indemnify and hold harmless Buyers from and against any Indemnifiable Losses incurred by Buyers or the DMS Entities arising out of the claims for which responsibility was retained by Sellers pursuant to clause (i) above.

(f) If after the Closing Date Buyers or either Seller (or any of their respective Affiliates) reasonably requires any information regarding claim data or other information pertaining to a claim in order to make filings with insurance carriers or claims adjustors or administrators or to administer or otherwise manage a claim, then Sellers or Buyers, as the case may be, shall cause such information to be supplied to the other (or its/their designee), to the extent such information is in their/its possession and control or can be reasonably obtained by Sellers or Buyers (or their Affiliates), as applicable, promptly upon a written request therefor. If Buyers desires access to and utilization of claims data or information maintained by an insurance company or other third party in respect of any claim, Buyers shall be exclusively responsible for acquiring from such insurance company or third party, at Buyers’ sole cost and expense, the rights necessary to permit it to obtain access to and utilization of such claims data or information.

(g) The provisions of this Section 6.5 shall not apply to any insurance policies that provide funding for any of Sellers’ Benefit Plans.

(h) As used in this Section 6.5, “DMS Covered Assets and Persons” means (i) the DMS Entities, and (ii) the assets, liabilities, ownership, activities, business, operations, directors, officers and employees (including the Inclusive Business Employees) of the DMS Entities.

6.6 Non-Solicitation.

(a) For a period of one (1) year from the Closing, Sellers shall not, and Sellers shall cause each of their Affiliates not to, directly or indirectly, without the prior approval of Buyers, solicit, recruit or hire any officers or employees of the Business or the DMS Entities; provided, however, that nothing shall prohibit Sellers and their Affiliates from performing, or having performed on its behalf, a general solicitation for employees not specifically focused at

50	Purchase Agreement

the Buyers’ or DMS Entities’ employees through the use of media, advertisement, electronic job boards or other general, public solicitations and from hiring such employees who respond to such general solicitation.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Parties recognize and agree that in the event of a breach of the covenants set forth in this Section 6.6 by any party, money damages would not be an adequate remedy to the injured party for such breach and, even if money damages were adequate, it would be impossible to ascertain or measure with any degree of accuracy the damages sustained by such injured party therefrom. Accordingly, if there should be a breach or threatened breach by any party of any provisions of this Section 6.6, the injured party shall be entitled, either with or without pursuing any potential damage remedies, to obtain an injunction prohibiting the breaching party from violating this section without showing or proving actual damage sustained by the injured party. Nothing in the preceding sentence shall limit or otherwise affect any remedies that a party may otherwise have under applicable law.

6.7 Sellers’ Records. Sellers shall cause and shall cause their respective Affiliates to retain, in accordance with the Dynegy Records Management Policy, all books, records and other documents pertaining to the Business or the DMS Entities that relate to the period prior to the Closing Date that are not delivered to Buyers in connection with the Closing (the “Sellers’ Records”). Upon Buyers’ reasonable request (at Buyers’ expense for out-of-pocket expenses incurred by Buyers or the DMS Entities, but without any fees or charges being imposed by Sellers), and except as may be prohibited by Law or otherwise, Sellers agree to make the Sellers’ Records available during normal business hours to Buyers, their Affiliates and each of their respective Representatives after the Closing Date for inspection at a location reasonably designated by Sellers and copying by Buyers, their Affiliates or any of their respective Representatives at Buyers’ expense. Buyers agree that such records will be kept strictly confidential. Any access by Buyers, their Affiliates or their respective Representatives to the Sellers’ personal properties and records shall be made in a manner so as not to unreasonably interfere with Sellers’ conduct of business.

6.8 Seller Parties and Buyer Parties.

(a) Each of Dynegy and DHI shall cause each Seller to take all actions required to be taken by Sellers hereunder.

(b) Targa shall cause each Buyer to take all actions required to be taken by Buyers hereunder.

6.9 Post-Closing Cooperation and Documentation.

(a) Sellers shall use their reasonable best efforts to provide, and to cause their Affiliates and the respective officers, employees, Representatives and advisors (including legal and accounting advisors) of the Sellers and their respective Affiliates to provide, all cooperation and assistance reasonably requested by Buyers and their accountants in Buyers’ preparation of audited financial statements for the fiscal year-to-date period ending upon the Closing Date for the Partnership, including Buyers’ preparation of a written “Management’s Discussion and

51	Purchase Agreement

Analysis of Financial Condition and Results of Operations” for the Partnership (collectively, the “Partnership Stub Financial Information”) and historical audited financial statements and audited financial statements for the fiscal year-to-date period ending upon the Closing Date for each Business Segment, including a written “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the Downstream Segment (collectively, the “Segment Financial Information”, and together with the Partnership Stub Financial Information, the “Additional Financial Information”). Sellers acknowledge that Buyers’ preparation of the Additional Financial Information is intended by Buyers to satisfy the requirements under Regulation S-K under the Securities Act for inclusion in a registration statement on Form S-1 (or any applicable successor form) under the Securities Act for a public offering of securities by the Partnership or an entity holding the Business Segment, as applicable. Sellers shall provide reasonable access to data and personnel of the Sellers and their Affiliates, such that with diligent efforts by Buyers and diligent assistance by Sellers, the Additional Financial Information may be prepared by Buyers and its accountants on a date after the Closing Date that is no later than: (x) in the case of the Partnership Stub Financial Information, six (6) months following the Closing Date, (y) in the case of the Segment Financial Information for the Downstream Segment, four (4) months following the Closing Date, and (z) in the case of the Segment Financial Information for the North Texas Region, six (6) months following the Closing Date. In the event that the Additional Financial Information is not completed within such timeframe, Sellers will continue to provide such access and such cooperation consistent with this Section 6.9 until such time as the Additional Financial Information is completed or until Buyers no longer actively pursue the preparation of the Additional Financial Information (other than as a result of a breach by any Sellers of their obligations under this Section 6.9 in any material respect).

(b) After the first day of the Pre-Marketing Period and prior to the completion or abandonment of the audits for the Additional Financial Information, Sellers shall authorize and permit, and shall use reasonable best efforts to cause its Affiliates and Representatives of Sellers and their Affiliates to authorize and permit, Buyers and their Representatives (including their independent accountants and counsel) to have reasonable access during normal business hours, upon reasonable prior notice and in such manner as will not unreasonably interfere with operations or the conduct of the business of such persons, to the properties, books and records relating to the Business and the officers of Sellers or their Affiliates, in each case, as Buyers may from time to time reasonably request for the purpose of completing the Additional Financial Information, including the items set forth on Schedule 6.9(b); provided, however, that neither Sellers nor Affiliates or their respective Representatives shall be required to supply any document or information or take any other action that would or may reasonably be expected to constitute a waiver of the attorney-client or other legal privilege or protection, violate any Law, or result in a breach of or a default under any obligation owed to a third party. All requests for such access shall be made to such of Sellers’ Consent Representatives as Sellers shall designate, who shall be solely responsible for coordinating and shall coordinate all such requests and all access permitted hereunder. Any information provided to or obtained by Buyers or their representatives under this Section 6.9 shall be subject to the terms of the Confidentiality Agreement.

(c) In connection with the preparation of such Additional Financial Information, Sellers shall provide to Buyers the documents set forth in Schedule 6.9(c).

52	Purchase Agreement

(d) Buyers shall indemnify and hold harmless Sellers, their Affiliates and each of their respective Representatives from and against any Indemnifiable Losses resulting from any assistance or activities provided pursuant to Section 6.9, except to the extent that such Indemnifiable Losses arose or resulted from (i) any breach by any Seller of its obligations, representations, warranties, covenants or agreements under this Agreement (without giving effect to any materiality, Material Adverse Effect or similar qualifiers except as permitted pursuant to Section 11.1), or (ii) the gross negligence or willful misconduct of any Seller, any Affiliate of any Seller or any of their respective Representatives. Buyers shall, promptly upon request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket costs incurred by the Sellers and their Affiliates in connection with such cooperation.

(e) Following the Closing, until the earliest to occur of (i) the Additional Audit Date, (ii) the Abandonment Date and (iii) the date the Buyer Parties have no further obligations to make any payments pursuant to Section 2.4(a) and Schedule 5.8(d) (such earliest date, the “Additional Information Termination Date”), Buyers agree to actively pursue the completion of the audits relating to the Additional Financial Information. In the event that the Additional Information Termination Date does not occur on or prior to June 30, 2006, Buyers shall provide to Sellers a monthly written update of the progress, including an updated estimated timetable, relating to the completion of the Additional Financial Information.

6.10 Firm Transportation Contracts. With respect to any and all firm transportation, pipeline capacity allocation and similar agreements (including those agreements listed on Schedule 6.10) involving the transportation of gas or natural gas liquids which are held by the Seller Parties or any of their Affiliates (other than a DMS Entity) but are or have been used in the ordinary course by the DMS Entities, the Seller Parties agree at Closing to assign such agreements and the rights represented thereby to a DMS Entity or other Person designated by Buyers to the extent such agreements are assignable. If such agreements cannot be assigned by the Seller Parties or such Affiliates, then such Person shall use commercially reasonable efforts to renew such agreements for the benefit of Buyers and its designees or, if applicable, to designate Buyers or its designees as a “prearranged” bidder with respect to such rights on or prior to the Closing. If such Person is unable to effect such renewal or designation on or prior to the Closing, such Person shall continue to (i) use commercially reasonable efforts to achieve an assignment of such agreement, a renewal of such agreement for the benefit of Buyers or its designees or, if applicable, a designation of Buyers or its designees as a “prearranged” bidder with respect to the rights under such agreement, and (ii) to hold and operate such rights for the benefit of Buyers and its designees, in each case until the earlier of a transfer pursuant to clause (i) or the expiration, or termination by a party thereto (other than an Affiliate of a Seller Party), of such firm transport agreement.

6.11 Assets Disposed of Prior to Closing. Except for the matters described in Schedule 6.11 which will be retained by the DMS Entities, the Seller Parties shall retain and be responsible for and shall indemnify and hold harmless Buyers and the DMS Entities from and against any and all losses, costs, expenses, liabilities or obligations of any kind or nature arising out of or relating to any assets, properties or businesses which have been disposed of by the Business or the DMS Entities prior to the Closing, including any and all losses, costs, expenses, liabilities or obligations arising under the provisions of any purchase and sale agreement or exchange agreement entered into in connection with the disposition of such assets, properties or business.

53	Purchase Agreement

ARTICLE VII

EMPLOYEES AND EMPLOYEE BENEFIT MATTERS

7.1 Employee and Employee Benefit Matters.

(a) Effective as of the Closing, and except as otherwise provided in this Section 7.1, Buyers and the DMS Entities agree to continue the employment of the Business Employees and assume and be solely responsible for compliance with all Laws and for any and all claims against and liabilities or obligations of Sellers and their Affiliates, whether contingent or otherwise, with respect to the Business Employees (including liabilities or obligations with respect to their beneficiaries and alternate payees) arising out of or based upon events occurring after the Closing. Notwithstanding anything in this Agreement to the contrary, Buyers and the DMS Entities shall not assume any of the Sellers’ Benefit Plans and, as a result, Sellers and their Affiliates shall remain solely responsible for compliance with all Laws relating to the Sellers’ Benefit Plans and for any and all obligations, liabilities and claims that may arise, including those incurred but not reported, as of the Closing, with respect to such plans, including the payment of all benefits under such plans (except for any contracts or other obligations or liabilities that are allocated or otherwise assumed by Buyers and the DMS Entities pursuant to this Section 7.1).

(b) As of the date hereof, (i) the Partnership participates in the Dynegy Midstream Services Retirement Plan (“Midstream Plan”), which provides benefits to certain Business Employees and former employees whose duties related primarily to the midstream business historically or as currently operated by the DMS Entities or their past or current Affiliates and is sponsored by Dynegy, and (ii) the assets of the Midstream Plan are held in a master trust sponsored by Dynegy. Sellers agree that the sponsorship of the Midstream Plan shall not be transferred to or otherwise retained or assumed by Buyers or their Affiliates from and after the Closing. From and after the Closing, Sellers shall be responsible for the payment of all benefits under the Midstream Plan, including payment of benefits to participants who retired or became entitled to deferred vested benefits on or before the Closing.

(c) For a period of one year following the Closing Date, Buyers shall provide or cause the DMS Entities to provide each Business Employee with an annual base salary or hourly wage that is at least equal to such employee’s annual base salary or hourly wage with the DMS Entities or their Affiliates immediately prior to the Closing Date. As of the Closing, Buyers shall provide (i) each Business Employee (other than a Canadian Business Employee) with the employee benefit plans and qualified retirement plans which plans, programs and policies, or copies thereof, have been made available to Sellers and their Affiliates as of the date hereof, and other employee-related plans, programs and policies as referenced on Schedule 7.1(c), and (ii) each Canadian Business Employee with the plans, programs and policies as referenced on Schedule 7.1(k). Buyers shall take all such action as may be necessary and appropriate to ensure that the aforementioned benefits are provided to all Business Employees so as to ensure coverage for all Business Employees as of the

54	Purchase Agreement

Closing. Sellers shall take all such action as may be necessary and appropriate to vest in the Business Employees their accrued benefits under the qualified retirement plans of the DMS Entities or their Affiliates immediately prior to the Closing. Except as expressly set forth in this Section 7.1, effective immediately prior to the Closing, all Business Employees shall cease to participate in the Sellers’ Benefit Plans. In addition, effective immediately prior to the Closing, the DMS Entities shall withdraw from participation in Sellers’ Benefit Plans and the Business Employees shall cease to accrue benefits under Sellers’ Benefit Plans. Nothing in this Agreement shall be deemed to restrict the ability of Buyers or their Affiliates to terminate the employment of any Business Employee after the Closing Date, provided that, for a period of one year following the Closing Date, Buyers shall be solely responsible for and shall pay severance benefits to such Business Employees that are identical to the severance benefits under the applicable Sellers’ Benefit Plans, including, without limitation, the “change in control” and COBRA premium payment period provisions contained therein (which “change in control” provisions will be applicable to Business Employees as a result of the Closing); provided, that the COBRA medical benefit coverage shall be provided pursuant to the terms and conditions of the Partnership Benefit Plans set forth on Schedule 7.1(c) (or any replacement plans adopted thereafter in the ordinary course of business) consistent with the medical benefit coverage to be provided by Buyers to all Business Employees as described in this Section 7.1(c).

(d) Notwithstanding anything in this Agreement to the contrary, Buyers shall be solely responsible for and shall pay all bonuses and incentive payments applicable to the Business Employees as follows: (i) for Business Employees who remain employed by the DMS Entities or their Affiliates through the earlier of March 1, 2006, and the date on which Buyers otherwise pay their annual bonuses and incentive payments to similarly situated employees (the “2005 Bonus Payment Date”), bonuses and incentive payments shall be paid to applicable Business Employees on the 2005 Bonus Payment Date in accordance with the bonus and incentive plans or programs of Buyers, but in no event in an amount less than the target amount that would have been earned by such Business Employees under Sellers’ bonus and incentive plans and programs (which are listed on Schedule 7.1(d) and referred to herein as “Sellers’ Bonus Plans”) for 2005 assuming all applicable targets under Sellers’ Bonus Plans had been satisfied, and (ii) for Business Employees who are no longer employed by the DMS Entities or their Affiliates as of the 2005 Bonus Payment Date, bonuses and incentive payments shall be paid to such former Business Employees as part of the “change in control” severance benefits required to be paid by Buyers under Section 7.1(c) upon their termination of employment.

(e) From and after the Closing, Buyers shall cause the service and level of each Business Employee with the DMS Entities and their ERISA Affiliates immediately prior to the Closing to be fully recognized for purposes of eligibility, vesting, level of benefits and benefit accrual (excluding the accrual of benefits under a defined benefit plan) under each severance, retirement, compensation, workers’ compensation, vacation, fringe, welfare or other benefit plan, program or arrangement of Buyers, the DMS Entities or any of their ERISA Affiliates (collectively, the “Partnership Benefit Plans”) in which any Business Employee is or becomes eligible to participate. As of the Closing, with respect to each Partnership Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Business Employee is or becomes eligible to participate, Buyers shall

55	Purchase Agreement

cause each such Partnership Benefit Plan to (i) waive all limitations as to pre-existing conditions and waiting periods with respect to participation and coverage requirements applicable under such Partnership Benefit Plan to the same extent that such pre-existing conditions and waiting periods would not have applied or would have been waived under the corresponding Sellers’ Benefit Plan in which such Business Employee was a participant immediately prior to his commencement of participation in such Partnership Benefit Plan and (ii) cause each such Partnership Benefit Plan to provide each Business Employee with full credit for any out-of-pocket and deductible amounts paid by such Business Employee in the calendar year that, and prior to the date that, such Business Employee commences participation in such Partnership Benefit Plan in satisfying any applicable out-of-pocket or deductible requirements under such Partnership Benefit Plan for the applicable calendar year. For purposes of crediting out-of-pocket and deductible amounts in accordance with clause (ii) of the preceding sentence, the Partnership Benefit Plan will accept copies of explanation of benefit forms from the Sellers’ Benefit Plan supplied by any Business Employee on behalf of himself or any covered dependent.

(f) Buyers shall cause each Business Employee who participated in a flexible spending account plan with Sellers or their Affiliates to have a flexible spending account(s) with an amount payable as of the Closing equal to the amount payable immediately prior to the Closing under flexible spending account plans covering Business Employees immediately prior to the Closing. After the Closing, Buyers will continue to take appropriate deductions for the remaining calendar year in order for the Business Employees to satisfy their initial enrollment amount(s) under Sellers’ Benefit Plans for such calendar year. All claims submitted after the Closing for flexible spending account benefits by the Business Employees shall be paid by Buyers’, the DMS Entities’ or their ERISA Affiliates’ flexible spending account plan. As soon as reasonably practicable after the Closing, Sellers shall transfer to Buyers the net aggregate amount of flexible spending account deferrals made by Business Employees that are held by Sellers or their Affiliates immediately prior to the Closing, such net aggregate amount to be comprised of both positive and negative account balances that exist immediately prior to the Closing. Sellers agree to provide Buyers with such information and data as may be reasonably necessary to comply with the provisions of this paragraph.

(g) As soon as reasonably practicable after the Closing, with respect to each Business Employee who is a participant in a Sellers’ defined contribution plan (“Sellers’ DC Plan”), Sellers shall provide each such employee with the right to receive a distribution of such employee’s vested interest under the applicable Sellers’ DC Plan and an election to roll over such employee’s vested interest in the applicable Sellers’ DC Plan including any participant loans (provided such loans are adequately secured pursuant to applicable law and the plan’s terms) to a Buyers’ defined contribution plan (“Buyers’ DC Plan”) in accordance with Section 402 of the Code. Sellers shall provide to each Business Employee that has an outstanding plan loan as of the Closing Date written notification of such Business Employee’s potential ability to roll the loan into Buyers’ DC Plan. Sellers shall provide such information to Buyers as is necessary and cooperate with Buyers to ensure that plan loans held by Business Employees do not go into default prior to their being rolled over into the Buyers’ DC Plan (other than any default caused by a Business Employee’s refusal to continue making loan payments). Buyers shall use their best efforts to take or cause the DMS Entities

56	Purchase Agreement

to take all such action as may be necessary or appropriate (including amending Buyers’ DC Plan if necessary) to permit the Business Employees to roll over their vested interests in Sellers’ DC Plan including any participant loans (provided such loans are adequately secured pursuant to the applicable law and the Sellers’ DC Plan’s terms) to Buyers’ DC Plan within ninety (90) days following the Closing. Buyers will, and will cause its Affiliates (including the DMS Entities) and each of their respective Representatives to, cooperate with Sellers, their Affiliates and each of their respective Representatives in providing information to the Business Employees regarding rollovers of their interests from the applicable Sellers’ DC Plan to Buyers’ DC Plan.

(h) The Sellers’ Benefit Plans shall retain responsibility for any valid claim for long-term disability or life insurance benefits made by a Business Employee after the Closing arising from a claim incurred before the Closing. For purposes of this paragraph, a claim for life insurance is considered incurred when the death occurs and a claim for long-term disability benefits is considered incurred on the first day the employee is determined to be disabled for purposes of entitlement to disability benefits. Further, the Sellers’ Benefit Plans shall retain responsibility for any valid claim for medical or dental benefits made by a Business Employee after the Closing arising from a claim incurred before the Closing. For purposes of this paragraph, a medical or dental claim is considered incurred when the services are rendered, the supplies are provided or medication is filled, and not when the condition arose, except that claims relating to a hospital confinement that begins before the Closing shall be treated as incurred before the Closing. Except as set forth in this Section 7.1(h) or Section 7.1(l), as of the Closing, the Buyers and the Partnership Benefit Plans applicable to the Business Employees shall be responsible for all benefits payable with respect to the Business Employees for claims incurred after the Closing.

(i) No provision of this Section 7.1 shall create any third-party beneficiary rights in any Person, including employees or former employees (including any beneficiary or dependent thereof) of the DMS Entities or any of their Affiliates, unions or other representatives of such employees or former employees, or trustees, administrators, participants or beneficiaries of any employee benefit plan, and no provision of this Section 7.1 shall create such third-party beneficiary rights in any such person or organization in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement, including currently existing Sellers’ Benefit Plans of the DMS Entities or their Affiliates.

(j) As of the Closing, Sellers shall pay to the Business Employees all banked vacation balances to which they are entitled, as set forth on Schedule 7.1(j). After the Closing Date, Buyers and the DMS Entities shall be solely responsible for and shall pay and discharge the earned and accrued vacation benefits for the Business Employees for the 2005 calendar year consistent with the applicable Sellers’ Benefit Plans, including any non-banked vacation days carried over from the 2004 calendar year but excluding all banked vacation balances set forth on Schedule 7.1(j). With respect to any earned and accrued vacation benefits for the 2005 and 2004 calendar years that are not used by Business Employees prior to January 1, 2006, Buyers and the DMS Entities shall pay to the Business Employees such unused vacation benefits, as of December 31, 2005, as soon as reasonably practicable thereafter, with such payment discharging in full Buyers’ and the DMS Entities’ obligations

57	Purchase Agreement

with respect to such vacation benefits. Beginning on January 1, 2006, the Buyers and the DMS Entities shall provide the Business Employees with vacation benefits pursuant to Buyers’ vacation plan, policy or practice, provided that, for purposes of determining the numbers of days to which each Business Employee is entitled per year, Buyers and the DMS Entities shall credit each Business Employee with service from their original hire date with Sellers or their Affiliates or any predecessors thereto.

(k) Notwithstanding anything in this Agreement to the contrary, Buyers and the DMS Entities shall assume the contracts listed on Schedule 7.1(k) relating to benefits provided to Canadian Business Employees and shall provide the benefits, including benefits attributable to periods prior to the Closing, contained in such contracts to the Business Employees listed on Schedule 7.1(k) (“Canadian Business Employees”).

(l) Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge that certain Business Employees may not actively report to work for an entity controlled by the Buyers on the first day that such Business Employee is normally scheduled to work (“First Report For Work Day”) immediately following the Closing Date. Within 30 days following the Closing Date, Buyers will provide Sellers with a list (the “Absentee List”) of such Business Employees who did not actively report to work for the Buyers on the First Report For Work Day immediately following the Closing Date. With respect to any Business Employees who are not scheduled to report to work on the First Report For Work Day following the Closing Date because of (i) an absence under the applicable personal paid time or similar policy, or (ii) a shift work schedule that did not identify such day as a work day for such Business Employee, the first day such Business Employee is scheduled to return to work shall be used for preparation of the Absentee List instead of the First Report For Work Day immediately following the Closing Date. The Absentee List shall be prepared by Buyers in accordance with their then current practice for recording time or otherwise accounting for employee attendance. Buyers shall provide such reasonable documentation to Sellers as Sellers may reasonably request to validate the correctness of the Absentee List.

(m) The Parties agree that, with respect to all Business Employees identified on the final Absentee List, as jointly agreed to by Buyers and Sellers, (i) Buyers will notify Sellers as soon as reasonably practicable following the day on which each such Business Employee actively reports to work for Buyers (the “First Reported Day”) and (ii) Buyers will be solely responsible for and pay each such Business Employee, from and after the Closing Date through the First Reported Day, such leave of absence payments as such Business Employee was receiving immediately prior to the Closing Date and provide such Business Employee with the applicable benefits specified in Section 7.1(c), under the Partnership Benefit Plans, including but not limited to, medical benefits; provided, however, that if the First Reported Day for any Business Employee does not occur within sixty (60) days following the Closing Date, Buyers agree to notify Sellers of this fact and each of Buyers and Sellers agree to cooperate as reasonably appropriate if it becomes necessary for such Business Employee to apply for long-term disability under the applicable Sellers’ Benefit Plan as a result of a pre-Closing claim giving rise to liability for long-term disability benefits under Sellers’ Benefit Plans as provided in Section 7.1(h); and provided, further, that if such Business Employee applies for and is determined to be eligible for long-term disability benefits under the applicable Sellers’ Benefit Plans, then as of the date of

58	Purchase Agreement

determination of such long-term disability (the “LTD Determination Date”), (i) Buyers agree to take such action as is necessary for such Business Employee to immediately cease to be an employee of Buyers or their Affiliates and (ii) Sellers agree to take such action as is necessary for Sellers to provide long-term disability, medical, dental and other applicable benefits to such Business Employee from and after the LTD Determination Date, for as long as Sellers provide such benefits under the applicable Sellers’ Benefit Plans to similarly situated employees.

ARTICLE VIII

TAX MATTERS

8.1 Tax Treatment.

(a) Sellers and Buyers agree that for U.S. federal income Tax purposes, they will report (and cause their Affiliates to report) the sale of Interests as resulting in the termination of the Partnership pursuant to Rev. Rul. 99-6 and Section 708(b)(1)(A) of the Code, Sellers being treated as having sold interests in the Partnership, and Buyers being treated as having purchased all of the assets of the Partnership.

(b) Purchase Price Allocation. Within 60 days after the date hereof, Buyers shall provide to Sellers a draft Purchase Price allocation intended to comply with the requirements of Section 1060 of the Code (and which shall include allocations for any agreements described in line 6 of Internal Revenue Service Form 8594) (the “Purchase Price Allocation”) for Sellers’ consent, not to be unreasonably withheld. If Sellers do not consent to the draft Purchase Price Allocation, Sellers shall propose to Buyers any changes in the draft Purchase Price Allocation within 60 days of the receipt thereof. In the event that no such changes are proposed in writing to Buyers within such time, Sellers shall be deemed to have agreed to the Purchase Price Allocation. If any such changes are proposed, Buyers and Sellers shall negotiate in good faith and shall use their best efforts to agree upon the Purchase Price Allocation. In the event that Buyers and Sellers are unable to agree upon the Purchase Price Allocation within 180 days of the Closing Date, then the disputed items shall be resolved within the next 30 days by an independent accounting firm, or a nationally recognized valuation firm, in each case, that is mutually acceptable to the Parties and whose fees shall be borne equally by Buyers, on one hand, and Sellers, on the other. Such determination by the accounting or valuation firm shall be final and binding on the Parties and shall be based solely upon written submissions by Buyers and Sellers, consistent with Section 1060 of the Code. If the Parties have not reached an agreement with respect to the Purchase Price Allocation and the accounting or valuation firm has not reached a determination with respect to the disputed items by the latest date (taking into account all permissible extensions) on which one of the Parties is required to file a Tax Return for which the Purchase Price Allocation is needed or relevant, such Party shall be entitled to file such Tax Return and take any reasonable position with respect to the allocation of the Purchase Price; provided, however, that upon final agreement or determination regarding the Purchase Price Allocation, such Party shall, if necessary to be consistent with the final agreed-upon or determined Purchase Price Allocation, file an amended Tax Return (or make a hold-for-audit adjustment to the Tax Return) to reflect the final Purchase Price Allocation.

59	Purchase Agreement

(c) No Inconsistent Positions. Except as otherwise required by a Governmental Entity or a taxing authority pursuant to a Final Determination, Sellers and Buyers agree to report the transactions contemplated by this Agreement in the manner specified in subsections (a) and (b) hereof and agree not to take any position on any Tax Return inconsistent therewith, to prepare and file all Tax Returns and reports relating to the purchase and sale contemplated by this Agreement, including all federal, state and local Tax Returns, in a manner which is consistent with such characterization and the Purchase Price Allocation and to conduct any audit, Tax proceeding or Tax litigation relating thereto in a manner entirely consistent with such characterization and the Purchase Price Allocation.

8.2 Tax Returns.

(a) All Tax Returns filed after the Closing Date for all taxable periods ending on or before the Closing Date (“Pre-Closing Taxable Periods”) and for all taxable periods that include but do not end on the Closing Date (“Straddle Periods”) shall be prepared and filed on a timely basis (including extensions) by the Party responsible for such preparation and filing under this Article VIII. The Party responsible under this Article VIII for such preparation and filing shall make all decisions relating to the preparation and filing of such Tax Returns (subject to any Party’s rights to review such Tax Returns as provided in this Article VIII).

(b) Sellers shall, at their own expense, timely prepare and file with the appropriate Tax Authorities all Tax Returns of the DMS Entities that have not been filed and are not due as of the Closing Date and relate solely to any Pre-Closing Taxable Period of the DMS Entities. Sellers shall timely pay all Taxes attributable to all Pre-Closing Taxable Periods due with respect to such Tax Returns, except for any Buyers’ Taxes.

(c) Buyers shall, at their own expense, timely prepare and file with the appropriate Tax Authorities all Tax Returns of the DMS Entities for all Straddle Periods and shall timely pay all Taxes due with respect to such Tax Returns. For any Tax Return in respect of any Straddle Period, (i) Buyers shall prepare such Tax Returns on a basis consistent with the practices of the DMS Entities prior to the Closing, as applicable, (ii) Buyers shall furnish such Tax Return to Sellers for their approval and consent to file (which approval and consent shall not be unreasonably withheld or delayed) at least 10 days prior to the due date for filing such Tax Returns, and such Tax Return shall be accompanied by a calculation of the portion of any Tax due in respect of the period covered by such Tax Return that constitutes an Interim Period Tax and (iii) Sellers shall pay to Buyers the amount of Tax determined to be due by reason of the approval of such amount by Sellers, or by resolution by the Accounting Firm, as described below, with respect to the amount of Interim Period Tax due in connection with filing such Tax Return (the “Sellers’ Tax”), at least one Business Day prior to such due date except to the extent that such Tax was included as a liability in the Partnership Financial Statements. If either Seller objects to any Tax Return or any calculation of Interim Period Taxes provided by Buyers pursuant to the second preceding sentence, such Seller shall deliver a written notice to Buyers specifying in reasonable detail the nature of any objection not less than five days prior to the due date of such Tax Return. If Buyers and Sellers are unable to resolve all such objections within five days, any remaining dispute will be submitted to the Accounting Firm for resolution. If Buyers and Sellers have not reached an agreement with respect to any such Tax Return and the Accounting Firm has not reached a determination with respect to the remaining disputed items

60	Purchase Agreement

by the latest date (taking into account all permissible extensions) on which such applicable Tax Return is required to be filed, Buyers shall be entitled to file such Tax Return and take any reasonable position with respect to any remaining disputed items; provided, however, that upon final agreement or determination regarding the disputed item, Buyers shall, if necessary to be consistent with the final agreed-upon or determined Tax Return, file an amended Tax Return (or make a hold-for-audit adjustment to the Tax Return) to reflect the final agreement or determination. In the event that the Accounting Firm resolves all disputes presented to it entirely in the manner proposed by Buyers or Sellers, as the case may be, the fees and expenses of the Accounting Firm and, in the event the dispute resolution process results in any Tax Return not being filed in a timely manner, any penalties and interest resulting from the late filing, shall be paid by the other party. In all other events, the fees and expenses of the Accounting Firm shall be shared equally.

(d) To the extent allowable under the Tax Laws in each jurisdiction in which a Tax Return must be filed, Sellers and Buyers agree to cause each of the DMS Entities to close its books as of immediately prior to the Closing for Tax purposes and to file any Tax Returns in a manner that does not give rise to a Straddle Period.

(e) Without the written consent of Sellers, Buyers will not, and will cause its Affiliates not to, file any amended Tax Return, carry-back claim, or other adjustment or take any other action with respect to Taxes relating to any Pre-Closing Taxable Period for any of the DMS Entities or for which Sellers or their Affiliates could be liable.

8.3 Tax Refunds and Treatment of Payments.

(a) In the case of any Final Determination regarding a Tax Return for a Pre-Closing Taxable Period, any Tax Refund received from the appropriate Taxing Authority with respect to such Tax Return shall be paid to Sellers, and if any such Tax Refund is received by the Buyers, any DMS Entity or any of their Affiliates, Buyers shall forward any such Tax Refund to Sellers within ten days after receipt thereof.

(b) In the case of any Final Determination regarding a Tax Return for a Straddle Period or any taxable period beginning after the Closing Date (a “Post-Closing Taxable Period”) that is attributable to the Business as conducted after the Closing or to Buyers, the DMS Entities or Buyers’ other Affiliates from and after the Closing, any Tax Refund received from the appropriate Taxing Authority with respect to such Tax Return shall be paid to Buyers; provided, however, that Buyers shall cause any portion of such Tax Refund relating to Interim Period Taxes to be forwarded to Sellers within ten days after receipt thereof. If any such Tax Refund is received by Sellers, Sellers shall forward any such Tax Refund (except any portion thereof relating to Interim Period Taxes) to Buyers within ten days after receipt thereof.

(c) Any payments made under Section 8.2 or 8.3 by one of the Parties to the other Party shall be treated by each of the Parties as satisfaction of liabilities of such paying Party and shall not be subject to any gross-up or additional payment.

8.4 Transfer Taxes. Notwithstanding anything in this Agreement to the contrary, the Buyers and Sellers shall each be responsible for one-half of any and all transfer,

61	Purchase Agreement

documentary, sales, use, registration, recording, titling and other similar Taxes, and any penalties, interest and additions to such Taxes, that are incurred as a direct result of sale of the Interests, and Buyers shall be responsible for the filing of all returns, reports and forms that may be required in connection therewith; provided, the expenses incurred to prepare such returns, reports and forms shall be paid by Sellers. Buyers shall promptly provide proof to Sellers of the timely filing and payment of all such Taxes.

8.5 Audit Matters. The Party having the responsibility for filing a Tax Return (the “Responsible Party”) shall have primary responsibility for conducting the audit of such Tax Return, and shall have primary responsibility for conducting any appeal or subsequent litigation relating thereto. In addition, if the disposition, resolution or compromise of such audit, appeal or litigation will or might reasonably be expected to result in the other Party (the “Other Party”) having an increased Tax liability, or any other adverse Tax consequence for any period beginning after the Closing Date, the Other Party shall have the right, exercisable within ten days of its receipt of notice of a proposed disposition of the audit, appeal or litigation, to veto the disposition of any audit adjustment with respect to such periods, such veto not to be unreasonably exercised. Each Party shall bear its own internal expenses of participation in such audits, appeals, or litigation. If the Responsible Party declines to defend any matter provided for in this Section 8.5, the Other Party has the right to pay, compromise or contest the matter, and the Responsible Party shall bear the Responsible Party’s costs in so defending the matter.

8.6 Cooperation and Exchange of Information. From and after the Closing, Buyers, on behalf of themselves and the DMS Entities, agree to provide Sellers with such cooperation and information as Sellers shall reasonably request in connection with the preparation, filing or defense of any Tax Return or claim for refund not inconsistent with this Agreement or in connection with any audit or Action in respect of Taxes for which Sellers or their Affiliates are or could be liable. From and after the Closing, Sellers, on behalf of themselves, agree to provide Buyers with such cooperation and information as Buyers shall reasonably request in connection with the preparation, filing or defense of any Tax Return or claim for refund not inconsistent with this Agreement or in connection with any audit or Action in respect of Taxes for which Buyers or their Affiliates are or could be liable. The cooperation and information contemplated in the two previous sentences shall include the designation of an officer of Sellers, Buyers, and the DMS Entities for the purpose of signing Tax Returns, receiving and cashing refund checks and defending audits as well as promptly forwarding copies of appropriate notices and forms or other communications received from or sent to any Taxing Authority which relate to Sellers or the Tax Returns hereunder, and providing copies of all relevant Tax Returns, together with related schedules and workpapers, documents relating to rulings or other determinations by taxing authorities, including foreign taxing authorities, records concerning the ownership and Tax basis of property, and other Tax-related documents and information which either Party may possess. The Parties shall take all actions necessary to establish Sellers as the sole agent for Tax purposes of the DMS Entities for all Tax Returns of the Partnership for Pre-Closing Taxable Periods (including providing Sellers’ or their designee with a power of attorney reasonably acceptable to Sellers authorizing Sellers or their designee to make all filings of Tax Returns for Pre-Closing Tax Periods). From and after the Closing, Sellers shall, and Buyers shall, and shall cause the DMS Entities and their Affiliates to, and each Party shall use good faith efforts to cause their respective Representatives to, make their employees and facilities available on a mutually convenient basis to provide explanations of any document or information provided under this Article VIII, without charge.

62	Purchase Agreement

ARTICLE IX

CONDITIONS OF PURCHASE

9.1 General Conditions. The obligations of Buyers and Sellers to effect the Closing shall be subject to the following conditions, unless waived in writing by the relevant Party:

(a) No Orders; Actions. At the Closing Date, (i) no Law or Order shall have been enacted, entered, issued, promulgated or enforced by any Governmental Entity that prohibits any of the transactions contemplated hereby and (ii) no Action shall have been commenced by any Governmental Entity that seeks to prohibit or enjoin the transactions contemplated hereby.

(b) Approvals. All Approvals that are identified on Schedule 9.1(b) shall have been received or obtained on or prior to the Closing Date and any applicable waiting period under the Hart-Scott-Rodino Act shall have expired or been terminated.

9.2 Conditions to Obligation of Buyers. The obligation of Buyers to effect the Closing shall be subject to the following conditions, unless waived in writing by Buyers:

(a) Representations and Warranties of Sellers. (i) The representations and warranties of Sellers contained herein shall be true and correct as of the Closing Date as though made on and as of the Closing Date (without regard to any materiality or Material Adverse Effect qualifiers set forth therein), except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date (without regard to any materiality or Material Adverse Effect qualifiers set forth therein), except to the extent that the failure of such representations and warranties to be true and correct, individually or in the aggregate does not constitute a Material Adverse Effect; and (ii) the Identified Representations shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except to the extent that the failure of the Identified Representations to be true and correct as of the Closing Date would be immaterial to Buyers.

(b) Covenants of Sellers. Sellers shall have performed in all material respects all obligations and complied in all material respects with all covenants set forth in this Agreement that are required to be performed or complied with by them at or prior to the Closing.

(c) Officer’s Certificate. Buyers shall have received a certificate of each Seller, dated the Closing Date, signed by an authorized officer of each Seller to the effect that the conditions in Sections 9.2(a) and 9.2(b) have been satisfied.

(d) Resignation of Certain Officers. The officers of the DMS Entities who will remain employed by Sellers or one of their Affiliates after the Closing Date shall have submitted their resignations in writing to the DMS Entities, as applicable. Such resignations of officers shall be effective as of the Closing.

63	Purchase Agreement

(e) Required Consents. Sellers shall have obtained and Buyers shall have received a written copy of the consents listed on Schedule 9.2(e).

(f) Release of Liens. Sellers shall have delivered to Buyers duly executed letter agreements, in form and substance reasonably satisfactory to Buyers and their counsel, providing for the release of (i) Liens set forth on Schedules 1.1(b), 3.1(a)(2), 3.1(b)(3) and 9.2(f), (ii) any other Liens securing any Indebtedness and (iii) any other Liens that would prevent Buyers from, immediately upon Closing, granting a first priority security interest in the Interests, the Partnership’s interests in the DMS Entities, VESCO and GCF and substantially all the properties and assets owned by the DMS Entities, except Closing Condition Permitted Liens. For purposes hereof “Closing Condition Permitted Liens” means: (A) Liens for Taxes and assessments (“Tax Liens”) not yet due and payable or not yet delinquent, (B) mechanics’, materialmen’s, carriers’, workers’, repairers’ and inchoate statutory liens and rights in remand other similar Liens (“Materialmen’s Liens”) arising or incurred in the ordinary course of business for obligations not yet due or payable or not yet delinquent, (C) Liens (other than Tax Liens and Materialmen’s Liens but including, for the avoidance of doubt, (i) zoning, building, entitlement and other land use and environmental regulations promulgated by Governmental Entities and (ii) easements, covenants, conditions, restrictions, agreements, rights of way, and other encumbrances) that (x) do not materially interfere with or impair the operation of the Business as currently conducted and (y) do not prevent Buyers from, immediately upon Closing, granting security interests that are junior or subject to such Liens and (D) Liens created by this Agreement, or in connection with the transactions contemplated hereby, or by the actions of Buyers.

(g) Material Adverse Effect. Since the date hereof, there shall not have occurred a Material Adverse Effect.

(h) Specified Letters of Credit. Chevron and VESCO shall have accepted letters of credit issued by or on behalf of Buyers and/or their respective Affiliates in substitution of any and all Specified Cash Collateral.

(i) Closing Deliveries. Buyers shall have received the documents referred to in Section 2.6(a).

(j) Working Capital Certificate. The DMS Entities shall have at least U.S.$33,000,000 in cash in their accounts immediately following the Closing Date (of which not more than U.S.$10,000,000 is attributable to DMS’ interest in joint ventures); the Seller Parties and the DMS Entities shall have, from the date of this Agreement through the Closing Date, maintained working capital (including practices with respect to receivables, payables, accrued liabilities, collateral and product inventory levels) in the ordinary course of business consistent with past practices and in accordance with a reasonable prudent operator standard and with good industry practices; and the Seller Parties shall have delivered to the Buyers a certificate (the “Working Capital Certificate”), dated the Closing Date, executed on behalf of the Seller Parties by their respective Chief Executive Officer and Chief Financial Officer and by the Chief Executive Officer and Chief Financial Officer of the Partnership certifying that such level of cash and standards of operations have been fully complied with.

64	Purchase Agreement

9.3 Conditions to Obligation of Sellers. The obligation of Sellers to effect the Closing shall be subject to the following conditions, unless waived in writing by Sellers:

(a) Representations and Warranties of Buyers. The representations and warranties of Buyers contained herein shall be true and correct as of the Closing Date as though made on and as of the Closing Date (without regard to any materiality or material adverse effect qualifiers set forth therein), except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date (without regard to any materiality or material adverse effect qualifiers set forth therein), except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, constitute a material adverse effect on Buyers’ ability to fulfill its obligations under this Agreement.

(b) Covenants of Buyers. Buyers shall have performed in all material respects all obligations and complied in all material respects with all covenants set forth in this Agreement that are required to be performed or complied with by them at or prior to the Closing.

(c) Officer’s Certificate. Sellers shall have received a certificate of Buyers signed by an authorized officer of Buyers to the effect that the conditions in Sections 9.3(a) and 9.3(b) have been satisfied.

(d) Required Consents. Buyers shall have obtained and Sellers shall have received a written copy of the consents listed on Schedule 9.3(d).

(e) Closing Deliveries. Sellers shall have received the payments and documents referred to in Section 2.6(b).

ARTICLE X

TERMINATION OF OBLIGATIONS

10.1 Termination of Agreement. Anything herein to the contrary notwithstanding, this Agreement may be terminated at any time before the Closing as follows and in no other manner:

(a) by mutual consent in writing of Buyers and Sellers;

(b) by either Buyers or Sellers upon written notice to the other(s) any time after December 31, 2005, if the Closing shall not have occurred by such date, unless extended by mutual consent in writing of Buyers and Sellers; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any Party whose failure to fulfill any material obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur by such date;

(c) by Buyers upon written notice to Sellers if any event occurs or condition exists which would render impossible the satisfaction of one or more conditions to the obligations of Buyers to consummate the Closing contemplated by this Agreement as set forth in Article IX; provided, however, that any such event or condition relating to a breach or a failure to perform a representation, warranty, covenant or other agreement prior to the Closing Date

65	Purchase Agreement

shall be a cause for termination of this Agreement only if such breach or failure cannot be cured or has not been cured within thirty days after the giving of written notice of such breach or failure to Sellers, such notice to be given promptly after Buyers become aware of such breach or failure;

(d) by Sellers upon written notice to Buyers if any event occurs or condition exists which would render impossible the satisfaction of one or more conditions to the obligations of Sellers to consummate the Closing contemplated by this Agreement as set forth in Article IX; provided, however, that any such event or condition relating to a breach or a failure to perform a representation, warranty, covenant or other agreement prior to the Closing Date shall be a cause for termination of this Agreement only if such breach or failure cannot be or has not been cured within thirty days after the giving of written notice of such breach or failure to Buyers, such notice to be given promptly after Sellers become aware of such breach or failure;

(e) by Sellers, if Buyers shall have breached their obligation to pay the Closing Purchase Price at the Closing pursuant to Section 2.6(b)(1) hereof (such breach, a “Payment Breach”);

(f) by Buyers after December 31, 2005, upon payment of the Buyers’ Termination Fee; or

(g) by Buyers pursuant to Section 5.5(c).

10.2 Effect of Termination.

(a) In the event that this Agreement shall be terminated pursuant to Section 10.1, all obligations of the Parties under this Agreement shall terminate without further liability of any Party to another; provided, however, that the obligations of the Parties contained in this Section 10.2 and Sections 12.11, 12.13, and 12.16 and all provisions of this Agreement necessary for the interpretation and enforcement thereof and the Confidentiality Agreement shall survive any such termination. Except as provided in clauses (b) and (c) of this Section 10.2, a termination under Section 10.1 shall not relieve any Party of any liability for a willful breach of any covenant or agreement under this Agreement or be deemed to constitute a waiver of any available remedy (including specific performance if available) for any such breach. If this Agreement is terminated for any reason, no Representative of Buyers will directly or indirectly attempt to influence any employee of the DMS Entities to seek employment with Buyers or any of their Affiliates for a period of one year after this Agreement is terminated.

(b) In the event that this Agreement is terminated (w) by Sellers pursuant to clause (b) of Section 10.1 as a result of any Payment Breach or other willful breach by Buyers of this Agreement, provided that at the time of such termination Sellers are not in breach of this Agreement such that any of the conditions set forth in Sections 9.2(a) and 9.2(b) would not be satisfied, (x) by Sellers pursuant to clause (d) of Section 10.1 as a result of any Payment Breach or other willful breach by Buyers of this Agreement, provided that at the time of such termination Sellers are not in breach of this Agreement such that any of the conditions set forth in Sections 9.2(a) and 9.2(b) would not be satisfied, (y) by Sellers pursuant to clause (e) of Section 10.1, or (z) by Buyers pursuant to clause (f) of Section 10.1, Buyers shall pay the

66	Purchase Agreement

Buyers’ Termination Fee to Sellers or as directed by Sellers as promptly as reasonably practicable (and, in any event, within two Business Days following such termination) by wire transfer of same day funds.

(c) The Parties agree that the Buyers’ Termination Fee represents a fair and reasonable estimation of the damages that would result to Sellers in the event of a termination by Sellers pursuant to clause (b), (d), or (e) of Section 10.1 under the circumstances specified in Section 10.2(b), or a termination by Buyers pursuant to clause (f) of Section 10.1 (including, in the event of such termination, any damages that Sellers may have suffered as a result of any breach by Buyers under this Agreement). The parties agree that the remedy of payment by Buyers of the Buyers’ Termination Fee shall be the sole and exclusive remedy of the Seller Parties in connection with any such termination (and, in the event of such termination, any breach giving rise thereto), and in such event the Buyer Parties shall have no liability other than payment of the Buyers’ Termination Fee, except with respect to the indemnification and reimbursement obligations under Sections 5.4(b), 6.9(d) and 10.2(d) and clause (e) of Schedule 5.8. Sellers waive, and shall not assert, any other right or remedy in connection with such termination (and, in connection with such termination, any breach giving rise thereto) against Buyer Parties or any other person, including, any stockholders, partners, members, directors, officers, agents, advisors, lenders and affiliates of or to Buyers (such persons, collectively with Buyers, the “Buyer Group”). Notwithstanding anything to the contrary contained herein, in the event the Closing does not occur, the aggregate liability of the Buyer Group hereunder for all losses and damages arising from or in connection with this Agreement and the transactions contemplated hereby shall not exceed U.S.$65,000,000 (except with respect to the indemnification and reimbursement obligations under Sections 5.4(b), 6.9(d) and 10.2(d) and clause (e) of Schedule 5.8.)

(d) Each of Seller Parties and Buyer Parties acknowledges that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement. In the event that Buyer Parties shall fail to pay the Buyers’ Termination Fee when due, Buyer Parties shall reimburse Seller Parties for all reasonable costs and expenses actually incurred or accrued by Seller Parties (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 10.2.

ARTICLE XI

INDEMNIFICATION; SURVIVAL

11.1 Obligations of Seller Parties. Effective as of the Closing, and subject to the other terms hereof, Seller Parties, jointly and severally, shall indemnify and hold harmless Buyers, their Affiliates (including the DMS Entities), and each of their respective Representatives from and against any and all Indemnifiable Losses due to:

(a) any inaccuracy in or breach of any of the representations and warranties set forth in Article III of this Agreement and made or deemed to be made by Sellers on the Closing Date;

(b) any material breach or nonperformance of any of the covenants of Sellers contained in this Agreement (other than a breach or nonperformance of the covenants contained

67	Purchase Agreement

in Section 5.4(b)(iii) with respect to the information provided pursuant to clause (ii)(A) of the definition of Required Information, except to the extent arising or resulting from gross negligence or willful misconduct of any Seller, any Affiliate of any Seller or any of their respective Representatives);

(c) any Taxes of any DMS Entity, VESCO, or GCF with respect to any Pre-Closing Taxable Periods and any Interim Period Taxes (other than Buyers’ Taxes), including any Taxes attributable to the transactions contemplated by Section 5.6 of any DMS Entity, VESCO, or GCF; except, in any case, to the extent that any such Taxes were (or will be) treated as a liability in the Partnership Financial Statements.

(d) any and all liabilities or obligations of any kind or nature arising out of or relating to the disposed assets, properties and businesses specified on Schedule 6.11, including any liabilities or obligations arising under the provisions of any purchase and sale agreement entered into in connection with the disposition of such assets, properties or business; or

(e) any other matter as to which Sellers in other provisions of this Agreement have expressly agreed to indemnify Buyers.

For purposes of this Section 11.1, each representation and warranty of Sellers shall be read without giving effect to any materiality or Material Adverse Effect or similar exception or qualifier set forth therein. Notwithstanding the foregoing, the following occurrences as to materiality or Material Adverse Effect or similar exception or qualifier shall not be disregarded in the application of Section 11.1(a): (A) in the phrase “fairly presents in all material respects” in Section 3.2(a); (B) in Section 3.2(b) and (C) clause (ii) of Section 3.2(c); provided further that the defined term “Material Contracts” shall not be deemed to read “Contracts” for the purposes of the application of Section 11.1(a). In addition, the requirement to disregard qualifications as to materiality and Material Adverse Effect shall not be deemed to modify or eliminate any dollar amount specifically stated in this Agreement or any concept of materiality that is embodied in any requirement of Law or in GAAP.

11.2 Obligations of Buyer Parties. Effective as of the Closing, and subject to the other terms hereof, Buyer Parties, jointly and severally, shall indemnify and hold harmless Seller Parties, their Affiliates and each of their respective Representatives from and against any and all Indemnifiable Losses due to:

(a) any inaccuracy in or breach of any of the representations and warranties set forth in Article IV of this Agreement and made by Buyers on the Closing Date;

(b) any material breach or nonperformance of any of the covenants of Buyers contained in this Agreement;

(c) the conduct, operation or ownership of the Business on or after the Closing; provided, however, that Buyers shall not be required to indemnify any Person pursuant to this Section 11.2(c), with respect to any Indemnifiable Loss to the extent such Indemnifiable Loss arose or resulted from (i) any breach by any Seller of its obligations, representations, warranties, covenants or agreements under this Agreement (without giving effect to any materiality, Material Adverse Effect or similar qualifiers except as permitted pursuant to Section 11.1) or (ii) gross negligence or willful misconduct of any Seller, any Affiliate of any Seller or any of their respective Representatives;

68	Purchase Agreement

(d) any Buyers’ Taxes; or

(e) any other matter as to which Buyers in other provisions of this Agreement has expressly agreed to indemnify Sellers.

11.3 Procedure. The following procedures shall apply with respect to Indemnifiable Claims:

(a) Any Party seeking indemnification of any Indemnifiable Loss or potential Indemnifiable Loss, whether the underlying claim is asserted by a Party or a third party, shall give written notice to the Party from whom indemnification is sought, setting forth in reasonable detail the nature and reasonably estimated amount of, and basis for, such claim to the extent then known. Written notice to the Indemnifying Party of the existence of a third-party claim shall be given by the Indemnified Party promptly after its receipt of an assertion of liability from the third party, and in any event within ten days of such assertion; provided that any failure to provide such notice will not affect the rights or obligations of the Indemnifying Party except and only to the extent that, as a result of such failure, the Indemnifying Party was actually prejudiced.

(b) Except with respect to Taxes, for which the provisions of Section 8.5 shall apply in lieu of the provisions below, in the case of a third party claim, the Indemnifying Party may, at its option, control the defense of an Indemnifiable Claim. Notwithstanding the foregoing, the Indemnified Party shall have the right to retain counsel of its choice at its own expense and participate in the defense of the Indemnifiable Claim. If the Indemnifying Party does not assume such defense or notifies the Indemnified Party within twenty-one (21) days after receipt of the notice required under Section 11.3(a) that it will not assume such defense, the Indemnified Party may control the defense of such Indemnifiable Claim and may settle the claim on behalf of and for the account and risk of the Indemnifying Party, who shall be bound by the result. In all cases, the Party without the right to control the defense of the Indemnifiable Claim may participate in such defense at its sole cost and expense.

(c) Any amounts payable by the Indemnifying Party to an or on behalf of an Indemnified Party pursuant to this Agreement shall be reduced by all insurance recoveries and other reimbursements or compensation actually received by the Indemnified Party as a result of the claim, loss or damage involved. The Indemnified Party shall seek full recovery under all insurance policies covering any such claim, loss or damage to the same extent as the Indemnified Party would if such claim, loss or damage were not subject to indemnification hereunder. In the event that an insurance payment is received or other recovery is made by any Indemnified Party with respect to any matter for which any such Person has already been indemnified hereunder, then a refund in immediately available funds in U.S. dollars equal to the aggregate amount of the recovery shall be made promptly to the Person or Persons that provided such indemnity payments to such Indemnified Party.

(d) Notwithstanding anything in this Section 11.3 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other

69	Purchase Agreement

Party, settle or compromise any Indemnifiable Claim or permit a default or consent to entry of any judgment, unless such settlement or compromise includes a complete release of the Indemnified Party with respect to liability related to such Indemnifiable Claim. Notwithstanding the preceding sentence, if a settlement offer solely for money damages is made by the applicable third party claimant and the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party’s willingness to accept the settlement offer and pay the amount called for by such offer without reservation of any rights or defenses against the Indemnified Party, the Indemnified Party may continue to contest such claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Indemnifiable Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the Indemnified Party declined to accept plus the Indemnifiable Losses of the Indemnified Party relating to such Indemnifiable Claim through the date of its rejection of the settlement offer or (B) the aggregate Indemnifiable Losses of the Indemnified Party with respect to such Indemnifiable Claim. If the Indemnifying Party makes any payment on any Indemnifiable Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such claim.

11.4 Survival. The representations and warranties contained in or made pursuant to this Agreement shall expire on the first anniversary of the Closing, except that (i) the representations and warranties contained in Section 3.12 shall expire on the twenty-four-month anniversary of the Closing, (ii) the representations and warranties contained in Sections 3.1, 3.7 and 3.17 shall remain in full force and effect indefinitely and (iii) the representations and warranties contained in Section 3.3 shall remain in full force for the applicable statute of limitation period. This Article XI shall survive the Closing and shall remain in effect (a) with respect to Sections 11.1(a) and 11.2(a), so long as any of the relevant representations and warranties survive, (b) with respect to Sections 11.1(b) and 11.2(b), to the extent those Sections relate to the covenants requiring performance prior to the Closing (“Pre-Closing Covenants”), for one year after the Closing, (c) with respect to Sections 11.1(b) and 11.2(b), to the extent those Sections relate to covenants requiring performance after the Closing, so long as the applicable covenant survives, and (d) with respect to Sections 11.1(c), 11.1(d) and 11.1(e), 11.2(c), 11.2(d) and 11.2(e), indefinitely. Any matter as to which a non-speculative claim has been asserted by written notice setting forth in reasonable detail the nature of such claim to the other Party that is pending, unresolved and being diligently pursued at the end of any applicable limitation period shall continue to be covered by this Article XI notwithstanding any applicable limitation period until such matter is finally terminated, not being diligently pursued or otherwise resolved by the Parties under this Agreement or by a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid.

11.5 Limitations on Indemnification.

(a) Seller Parties shall not be required to indemnify any Person under Section 11.1(a) or, solely with respect to Pre-Closing Covenants, Section 11.1(b), or Section 11.1(d) unless (i) the amount which would otherwise be payable by Sellers thereunder with respect to any given claim exceeds U.S.$100,000 (“Included Claims”) and (ii) the aggregate amount for all Included Claims exceeds U.S.$25,000,000, and in such event Sellers shall be responsible for only the amount in excess of such amount. In no event shall the total

70	Purchase Agreement

indemnification to be paid by Sellers under this Article XI (other than amounts paid pursuant to Section 11.1(b) with respect to post-Closing covenants, 11.1(c) and 11.1(e)) exceed U.S.$300,000,000.

(b) Any Indemnifiable Claim with respect to any breach or nonperformance by either Party of a representation, warranty, covenant or agreement shall be limited to the amount of actual Indemnifiable Losses sustained by the Indemnified Party by reason of such breach or nonperformance, net of any insurance proceeds. Nothing in this Agreement shall be construed to require the Indemnifying Party to make duplicative payments, in whole or in part, to an Indemnified Party, or to allow an Indemnified Party to receive duplicative payments or benefits, in whole or in part, in respect of an Indemnifiable Claim.

(c) If an inaccuracy in any of the representations and warranties made by Sellers or a breach of any covenants of Sellers gives rise to an adjustment in the Purchase Price in accordance with Section 2.2, then such inaccuracy or breach shall not give rise to an indemnification obligation under Section 11.1.

(d) For purposes of indemnification for breaches of representations or warranties contained in Section 3.3(a) and 3.3(g), Indemnifiable Losses shall not include any liability for Taxes in respect of such representations and warranties where the underlying liability is in respect of any Post-Closing Taxable Period, it being understood that the foregoing shall not limit indemnification hereunder in respect of interest, penalties, or other costs incurred in any Post-Closing Taxable Period where the underlying liability is in respect of Taxes for Pre-Closing Taxable Periods.

11.6 Treatment of Payments. All payments made pursuant to this Article XI shall be treated as adjustments to the Purchase Price. Notwithstanding anything in this Agreement to the contrary, Buyers shall not be indemnified or reimbursed for any Tax consequences arising from the receipt or accrual of an indemnity payment hereunder, including any such consequences arising from adjustments to the basis of any asset resulting from an adjustment to the Purchase Price or any additional Taxes resulting from any such basis adjustment.

11.7 Remedies Exclusive. Except as otherwise provided in Article VIII, from and after the Closing, the remedies provided for in this Article XI shall be exclusive and shall preclude assertion by any Indemnified Party of any other rights or the seeking of any and all other remedies against the Indemnifying Party for claims based on or Indemnifiable Losses incurred in connection with the negotiation, execution, delivery, performance or non-performance of this Agreement. Each Party hereby waives any provision of Law, including the Federal Comprehensive Environmental Response, Compensation and Liability Act and any other Environmental Law, to the extent that it would limit or restrict the agreement contained in this Section 11.7.

11.8 Retained Excluded Claims and Reserved Claim.

(a) Notwithstanding anything herein to the contrary, and without regard to any limitations set forth herein, Sellers shall retain and be responsible for the Retained Excluded

71	Purchase Agreement

Claims and the Reserved Claim and shall indemnify and hold harmless Buyers, the DMS Entities and their respective Affiliates from and against any and all costs, damages, expenses, liabilities or losses, including any reasonable legal, accounting or other professional fee or expense or amount paid in settlement, relating to or arising out of the Retained Excluded Claims or the Reserved Claim.

(b) Without limiting Buyers’ general obligation to cooperate with Sellers under the other provisions of this Agreement, including Section 6.1, Buyers agree that:

(i) absent the written consent of Sellers, each Business Employee who has direct responsibility for and/or handles the day-to-day management of a Retained Excluded Claim or the Reserved Claim, as applicable, as of the Closing shall continue to have direct responsibility for and/or handle the day-to-day management of such Retained Excluded Claim or the Reserved Claim, as applicable, after the Closing, except to the extent that such Business Employee (A) is no longer employed by a DMS Entity or any of their Affiliates or (B) shall have accepted and taken another position that excludes direct responsibility for and/or handling the day-to-day management of such Retained Excluded Claim or the Reserved Claim from the job scope, in either of which case Buyers shall cause a reasonably qualified Business Employee or other reasonably qualified employee to replace such Business Employee (or the replacement thereof pursuant to this Section 11.8(b)) and assume direct responsibility for and/or handle the day-to-day management of such Retained Excluded Claim or the Reserved Claim, as applicable;

(ii) Sellers shall, subject to the limitations prescribed in this Section 11.8, be entitled to direct and control the Retained Excluded Claims and the Reserved Claim, including the management of the Retained Excluded Claims or the Reserved Claim by outside counsel and coordination with Business Employees who have direct responsibility for and/or are handling the day-to-day management of the Retained Excluded Claims or the Reserved Claim; provided, however, that Buyers and Sellers shall work with each other in good faith to attempt to develop prior to and implement as of the Closing a mutually acceptable, detailed joint plan of cooperation and process specifically with respect to the Reserved Claim, whether in connection with the development of the joint defense agreement under Section 11.8(c) or otherwise.

(iii) Sellers may keep copies, or make copies of, and shall have reasonable access to during normal business hours and following reasonable notice, any and all books, records, and other documents (other than documents which report progress or activity with respect to any of the Retained Excluded Claims or the Reserved Claim and are prepared by an employee of Buyers or an Affiliate thereof who is involved in a Retained Excluded Claim or the Reserved Claim for another employee of Buyers or an Affiliate thereof) and information, whether written, electronic, or other, relating to any of the Retained Excluded Claims or the Reserved Claim;

(iv) Sellers shall have reasonable access, during normal business hours and following reasonable notice, to relevant properties of Buyers or their Affiliates and to the employees of Buyers or their Affiliates who have or may have knowledge, material, documents, or information relating to any of the Retained Excluded Claims or the Reserved Claim; and

72	Purchase Agreement

(v) Sellers shall have all rights to and may assert all claims, defenses and related rights available to Sellers in connection with the Retained Excluded Claims or the Reserved Claim.

(c) Buyers and Sellers acknowledge and agree that they have a common interest in the defense and resolution of the Retained Excluded Claims and the Reserved Claim and that their common interests would be advanced by sharing data and information and cooperation joint defense efforts as reflected in this Section 11.8. Under such joint cooperation and defense arrangement, all assets and materials relating to the Retained Excluded Claims and the Reserved Claim are to be protected by the attorney-client privilege, work product doctrine or other legal protections. By agreeing to participate in this joint cooperation and defense relationship, none of Buyers, the DMS Entities or Sellers are waiving or intending to diminish in any way applicable privileges, doctrines and protections. Furthermore, all non-public information concerning the Retained Excluded Claims or the Reserved Claim shall be held in confidence by Sellers and Buyers, and Sellers and Buyers shall not, and shall cause their respective Affiliates and Representatives not to, disclose or otherwise communicate to any Person who does not need to know such information all or any portion of such confidential information except as and to the extent agreed in writing by the other party or required by Law or civil process and shall not use any such confidential information for any purpose not contemplated in this Section 11.8.

(d) Notwithstanding that Sellers shall be entitled to direct and control the Retained Excluded Claims and the Reserved Claim, Sellers shall not, without the prior written consent of Buyers effect any settlement or resolution of the Retained Excluded Claims or the Reserved Claim if such settlement or resolution involves (i) any admission or acknowledgement of guilt or criminal wrongdoing by any of the DMS Entities, (ii) any finding, determination or acknowledgement that any of the DMS Entities violated any Law or (iii) any terms (other than a payment of consideration by Sellers) which would reasonably be expected to adversely impact the reputation of any of the DMS Entities or adversely impair in any material respect the ongoing business operations and activities of any of the DMS Entities. In each instance where Sellers are attempting to settle or resolve a Retained Excluded Claim, Sellers shall request and use commercially reasonable efforts to obtain a full written release of the DMS Entities.

(e) The cooperative services provided by Buyers to Sellers shall be made without fees or charges by the Buyers to Sellers other than reimbursement by Sellers of the documented, reasonable out-of-pocket costs incurred by Buyers or any of the DMS Entities. Any access by Sellers to properties, records and personnel under this Section 11.8 shall be made in a manner so as not to unreasonably interfere with Buyers’ and the DMS Entities’ conduct of business.

73	Purchase Agreement

ARTICLE XII

GENERAL

12.1 Amendments; Waivers. This Agreement, including all Schedules and Exhibits attached hereto, may be amended only by an agreement in writing of all Parties. No waiver of any provision nor consent to any exception to the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the Party to be bound and then only to the specific purpose, extent and instance so provided.

12.2 Disclosure Schedules; Exhibits. Each Schedule and Exhibit delivered pursuant to the terms of this Agreement shall be in writing and shall constitute a part of this Agreement. The mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Sellers that such item represents an exception thereto or a material fact, event or circumstance or that such item constitutes a Material Adverse Effect. Such disclosures and the dollar thresholds set forth herein (including those in Section 11.5(a)) shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement. Any fact, matter or item which is disclosed on any Disclosure Schedule to this Agreement in such a way as to make its relevance or applicability to information called for by another Disclosure Schedule or other Disclosure Schedules to this Agreement reasonably apparent shall be deemed to be disclosed on such other Disclosure Schedule or Disclosure Schedules, as the case may be, notwithstanding the omission of a reference or cross-reference thereto.

12.3 Post-Closing Further Assurances. Each Buyer Party and Seller Party shall execute and deliver after the Closing such further certificates, agreements and other documents and take such other actions as the other Party may reasonably request to consummate or implement the transactions contemplated hereby or to evidence such events or matters. With respect to the securing of any requisite Approvals and consents after the Closing, the Parties shall timely and promptly make all filings which may be required for the securing of such Approvals and consents. In furtherance and not in limitation of the foregoing, each of Buyers and Sellers shall use commercially reasonable efforts to file notification and report forms and similar applications with any applicable Governmental Entity whose Approval may be required following the Closing Date. Buyers and Sellers shall cooperate and use their respective commercially reasonable efforts to respond to any requests for information by any Governmental Entity in connection with such post-Closing Approvals.

12.4 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State and without regard to conflicts of law doctrines (other than New York General Obligations Law, Section 5-1401). Each of the Parties (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Texas or any Texas state court in connection with any dispute that arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any other agreement contemplated hereby or any of the transactions contemplated hereby or thereby in any court other than a Federal court sitting in the State of Texas or a Texas state court unless venue would not be proper under rules applicable in such courts.

74	Purchase Agreement

(b) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.4(B).

12.5 Counterparts. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different Parties in separate counterparts. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each Party and delivered to the other Party.

12.6 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each Party, and, except as provided in Section 12.16, nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement. Nothing in this Agreement is intended to relieve or discharge the obligation of any third person to any Party to this Agreement.

12.7 Waiver. No failure on the part of any Party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

12.8 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Agreement to the extent permitted by Law shall remain in full force and effect, provided that the essential terms and conditions of this Agreement for both Parties remain valid, binding and enforceable, and provided, further, that the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. In event of any such determination, the Parties agree to negotiate in good faith to modify this Agreement to fulfill as closely as possible the original intents and purposes hereof. To the extent permitted by Law, the Parties hereby to the same extent waive any provision of Law that renders any provision hereof prohibited or unenforceable in any respect.

12.9 No Punitive Damages. Notwithstanding anything to the contrary elsewhere in this Agreement, no Party (or its Affiliates) shall, in any event, be liable to another Party (or its Affiliates) for any consequential, special, indirect, exemplary or punitive damages relating to the breach or alleged breach or nonperformance or alleged nonperformance of this Agreement.

75	Purchase Agreement

12.10 Notices. Any notice, consent, approval, request, claim, demand or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by telefax or telecommunications mechanism, (c) mailed by certified or registered mail (postage prepaid), receipt requested, or (d) sent by recognized express delivery or courier service, receipt requested, to the Parties and at the addresses specified herein or to such other address or to such other person as either Party shall have last designated by such notice to the other Party. Each such notice, consent, approval, request, claim, demand or other communication shall be effective (i) if given by telecommunication, when transmitted to the applicable number so specified herein and an appropriate confirmation of transmission is received, (ii) if given by certified or registered mail, three days after such communication is deposited in the mails with full postage prepaid, addressed as aforesaid or (iii) if given by any other means, when actually received at such address. Any notice or other communication hereunder shall be delivered as follows:

If to Buyers, addressed to:

Targa Resources, Inc., Targa Resources Partners OLP LP and Targa Midstream

GP, LLC

1000 Louisiana, Suite 4700

Houston, Texas 77002

Attention: Paul W. Chung, General Counsel

Facsimile: (713) 584-1110

With a copy to:

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2700

Houston, Texas 77002

Attention: Christopher S. Collins, Esq.

Facsimile: (713) 615-5883

and with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention: David Leinwand, Esq.

Facsimile: (212) 225-3999

76	Purchase Agreement

If to Sellers addressed to:

Dynegy Inc., Dynegy Holdings Inc., Dynegy Midstream Holdings, Inc. and

Dynegy Midstream G.P., Inc.

c/o Dynegy Inc.

1000 Louisiana St., Suite 5800

Houston, Texas 77002

Attention: General Counsel

Facsimile No.: (713) 507-6808

With a copy to:

O’Melveny & Myers LLP

Times Square Tower

Seven Times Square

New York, New York 10036

Attention: Gregory P. Patti, Jr., Esq.

Facsimile: (212) 326-2061

12.11 Publicity and Reports. Prior to the Closing, Sellers and Buyers shall coordinate all publicity relating to the transactions contemplated by this Agreement and neither Sellers nor Buyers (or any of their respective Affiliates) shall issue or make any press release, publicity statement or other public notice, comment or announcement relating to this Agreement, or the transactions contemplated by this Agreement, without the prior written consent of the other Party; provided, however, that to the extent that a particular action is required by Law or applicable stock exchange regulations, Sellers and Buyers, as the case may be, shall be obligated only to use commercially reasonable efforts to consult with the other and to attempt in good faith to agree upon a mutually acceptable press release, publicity statement, or other public notice, comment or announcement prior to issuing the same. Nothing herein shall prevent reasonable pre-Closing communication between the DMS Entities and their customers for the purpose of responding to customer concerns regarding the effect of the transactions contemplated by this Agreement on service delivery. Notwithstanding the foregoing, prior to the Closing, paragraph 12 of the Confidentiality Agreement shall continue to govern with respect to Buyers’ contact with customers and suppliers of the Partnership.

12.12 Integration. This Agreement and the Confidentiality Agreement, together with the Disclosure Schedules and Exhibits thereto, (a) constitute the entire agreement among the Parties pertaining to the subject matter hereof and (b) supersede any and all prior agreements and understandings of the Parties in connection therewith, except for the Confidentiality Agreement, which remains in full force and effect.

12.13 Expenses. Except as otherwise provided herein, each Seller Party and Buyer Party shall pay its own expenses incident to the evaluation of the DMS Entities and the Business and the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, including the fees, expenses and disbursements of their respective investment bankers, accountants and counsel. The Seller Parties acknowledge and agree that the DMS Entities shall not be responsible (directly, through financial accruals or otherwise) for any expenses relating to the Seller Parties’ negotiation, preparation and performance of the transactions contemplated by this Agreement.

77	Purchase Agreement

12.14 No Assignment. Except as provided in item (f) of Schedule 5.8, neither this Agreement nor any rights or obligations under it are assignable by Buyer Parties, except that (i) Buyer Parties may assign their rights hereunder to any wholly owned Subsidiary of Buyer Parties and (ii) Buyer Parties may assign this Agreement and their rights hereunder by way of security for the benefit of its financing providers provided that no such assignment shall relieve Buyer Parties of any liability hereunder. Buyer Parties shall remain liable to Seller Parties for the payment of the consideration set forth herein and other obligations of Buyer Parties hereunder notwithstanding a permitted assignment. Seller Parties may assign their rights under this Agreement to any Affiliate of Seller Parties; provided, that such assignor shall not be released from any of its obligations under this Agreement. Any attempted assignment in violation of the provisions of this Section 12.14 shall be null and void ab initio. In the event a Party consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then and in any such case, proper provision shall be made so that the successors and assigns of such party shall assume the obligations set forth in this Agreement.

12.15 Representation By Counsel; Interpretation. The Parties each acknowledge that it has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in any portions of this Agreement against the Party that drafted it has no application and is expressly waived. If any provision of this Agreement is, in the judgment of the trier of fact, ambiguous or unclear, that provision shall be interpreted in a reasonable manner to effect the intent of the Parties.

12.16 No Third Party Beneficiaries. This Agreement is not intended to, and shall not be construed to, confer upon any Person other than the Parties any rights or remedies hereunder, except that each member of the Buyer Group shall be third party beneficiaries of Section 10.2(c) and the Indemnified Parties shall be third party beneficiaries of Article XI.

[Remainder of Page Intentionally Left Blank]

78	Purchase Agreement

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized officers as of the day and year first above written.

BUYERS:

TARGA RESOURCES, INC.

By:	/s/ Rene R. Joyce
Name:	Rene R. Joyce
Title:	Chief Executive Officer

TARGA RESOURCES PARTNERS OLP LP

BY:	TARGA RESOURCES OLP GP, LLC, its general partner

By:	/s/ Rene R. Joyce
Name:	Rene R. Joyce
Title:	Chief Executive Officer

TARGA MIDSTREAM GP, LLC

By:	/s/ Rene R. Joyce
Name:	Rene R. Joyce
Title:	Chief Executive Officer

SELLERS:

DYNEGY INC.

By:	/s/ Bruce A. Williamson
Name:	Bruce A. Williamson
Title:	Chairman, President and Chief Executive Officer

Purchase Agreement

DYNEGY HOLDINGS INC.

By:	/s/ Bruce A. Williamson
Name:	Bruce A. Williamson
Title:	President

DYNEGY MIDSTREAM HOLDINGS, INC.

By:	/s/ R. Blake Young
Name:	R. Blake Young
Title:	President

DYNEGY MIDSTREAM G.P., INC.

By:	/s/ Carolyn M. Campbell
Name:	Carolyn M. Campbell
Title:	Vice President and Secretary

Purchase Agreement